                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FORM 10-SB/A1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                      TIMBER RESOURCES INTERNATIONAL, INC.
              (Exact name of Small Business Issuer in Its Charter)


DELAWARE                                                 13-4008378
(State or other jurisdiction of                          (IRS Employer
incorporation or organization)                           Identification Number)


570 LEXINGTON AVENUE, 45TH FLOOR, NEW YORK, NY                   10022
(Address of principal executive offices)                       (Zip Code)

                                 (212) 751-1511
                           (Issuer's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class                              Name of Each Exchange on Which
To be so Registered                              Each Class is to be Registered
-------------------                              ------------------------------

      n/a                                                      n/a

Securities registered under Section 12(g) of the Exchange Act:

                         COMMON EQUITY, PAR VALUE $.001
                                (Title of Class)

                     TIMBER RESOURCES INTERNATIONAL, INC.
                                 FORM 10-SB/A1

                                TABLE OF CONTENTS


                                     PART I
   ITEM 1.   DESCRIPTION OF BUSINESS............................................3
   ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
             OPERATIONS.........................................................8
   ITEM 3.   DESCRIPTION OF PROPERTY...........................................13
   ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
             MANAGEMENT........................................................13
   ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
             PERSONS...........................................................14
   ITEM 6.   EXECUTIVE COMPENSATION............................................16
   ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................17
   ITEM 8.   DESCRIPTION OF SECURITIES.........................................18


                                     PART II

   ITEM 1.   MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON
             Equity AND OTHER STOCKHOLDER MATTERS..............................20
   ITEM 2.   LEGAL PROCEEDINGS.................................................21
   ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.....................21
   ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES...........................21
   ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................24


                                    PART F/S

   FINANCIAL STATEMENTS........................................................24


                                    PART III

   ITEM 1.   INDEX TO EXHIBITS.................................................25
   ITEM 2.   DESCRIPTION OF EXHIBITS...........................................25
   SIGNATURES..................................................................27


                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS

             Timber Resources International, Inc. (the "Registrant") was incorporated on May 28, 1998, under the laws of the State of Delaware. The Registrant is in the business of manufacture and sale of forest products. The Registrant also plans to be engaged in the acquisition and management of commercial timberlands globally. The Registrant is considered to be in the development stage.

             The principal executive offices of the Registrant are located at 570 Lexington Avenue, 45th Floor, New York, NY 10022.

             Since the inception, the Registrant has primarily directed its efforts towards raising capital for its operation. During the fiscal year ended on June 30, 1999, the Registrant raised $200,000 in capital through Regulation D, Rule 504 Offerings and $680,000 though Convertible Notes.


         In April 1999, the Registrant purchased 1,000,000 shares of common stock of Jupiter Industries International, Inc. ("JII" and d.b.a. "Forestworld.com"), a private company incorporated under the laws of Nevada and operating out of Burlington, Vermont for a cash consideration of $111,000 which resulted in the Registrant having a 4.02% stock ownership in JII.


         JII's (d.b.a. Forestworld.com) mission was to create the Internet portal for the forest products industry focusing on e-commerce supporting transactions that provide for the efficient and cost-effective movement of conventional and certified wood products between suppliers and end-users.

         Forestworld.com internet site also features expansive searchable forestry and forest products directories and databases that are designed to build an online community in the forest products industry. Through Forestworld.com, the Registrant received access to a rapidly developing infrastructure for timber buying and selling over the Internet, with the potential link to an extended customers and suppliers base worldwide. Forestworld.com also provided several high-visibility links from its Web site to the Registrant.

         In April 1999, the Registrant provided a twelve-month loan to Jupiter Industries International totaling $209,000 to finance considerable upgrading of the Forestworld.com Web site.


         In July 1999, the management of JII made a decision to sell the assets of Forestworld.com to a newly formed Delaware corporation, Forestworld.com, Inc. The Board of Directors of the Registrant as a shareholder of JII approved this decision, since it became apparent that JII was unable to carry out Forestworld's business plan due to its increasing financing requirements to fund large scale Internet marketing campaign and e-commerce. This transaction was completed on July 17, 1999. The Registrant presently maintains a ten percent (10%) stock ownership in JII.


         The Registrant's Chairman was granted a seat on the Board of Directors of Forestworld.com (Delaware). The strategic partnership with Forestworld.com gives the Registrant certain advantages in the market place over its competitors. It gives the Registrant free unlimited usage of all services of the Forestworld's Internet portal site including e-commerce transactions, and use of commercial databases.

             In May 1999, the Registrant purchased 100% of the issued and outstanding shares of Southern Hardwoods, Inc., a Florida corporation for a total of $500,000 worth of the Registrant's common stock. Southern Hardwoods was incorporated in the State of Florida on May 5, 1998. Southern Hardwoods operates a sawmill in the port of Pensacola. The $200,000 worth of common stock was paid at the time of the transfer (June 1999) at the then publicly traded price of $2.00, $100,000 worth (at the then currently traded prices) will be payable (at the then currently publicly traded prices) on each of the following dates: May 15, 2000, May 15, 2001, and May 15, 2002.


         In addition, the Registrant acknowledged and accepted the secured debt of $200,000 of principal plus accrued interest since the date of the Promissory Notes (September 8, 1998) between Southern Hardwoods and Theodore S. Williams,
J. Barry Cook, Michael White and Roger A. Carlson. These Promissory Notes mature on September 1, 2008. The eight percent (8%) per annum interest is payable on each year anniversary date of these Promissory Notes.


         As of April 28, 2000, the Registrant was in compliance with its debt obligations. To date, the Registrant has paid $16,640 towards the interest on the notes. This acquisition was accounted by utilizing the "purchase method" whereby any excess of cost over the fair market value of the assets received has been capitalized as goodwill.

         After the completion of this acquisition, Southern Hardwoods operated as a wholly owned subsidiary of the Registrant with its own management organization.

             This subsidiary specializes in the processing of tropical hardwoods for various applications. Southern Hardwoods has a permit from the US Department of Agriculture for the export of exotic tropical hardwood logs and lumber from Guyana. Southern Hardwoods markets predominantly the following hardwoods: greenheart, locust, mahogany, purpleheart, teak, and mora.

         At the time of the acquisition, Southern Hardwoods operated out of a 15,000 square foot production facility at the Port of Pensacola, which was under the lease through the year 2010. In December 1999, Southern Hardwoods signed a ten-year lease with the Port of Pensacola for two warehouses and office space, totaling 40,000 sq. ft. The current total operational space at the Port of Pensacola is 55,000 sq. ft. The Lease was unanimously approved by the City Council. The new expanded facility will allow for installation of additional equipment to produce high-end finished flooring, molding and furniture components.

         The raw lumber delivered from the suppliers is processed at the sawmill in Pensacola. The raw timber is processed for sale as dimensional lumber, flooring and other wood products primarily for use in new residential home construction, home remodeling and repair, specialized industrial application, and furniture manufacturing. The current production capacity of the Pensacola mill is 10,000 board feet of sawn lumber per shift, with the target to increase the production to 30,000 board feet in the second quarter of 2000.

          As of April 28, 2000, the Registrant has six (6) employees. The subsidiary currently employs fourteen (14) employees. The Registrant expects the total number of employees to reach twenty (20) or more within six months. The employees of Southern Hardwoods are not unionized. The Registrant believes that the employee relationships are good. The Registrant's wage scale is generally competitive with other forest products companies.

         The product line includes the following products: hardwood dimensional lumber, finished hardwood flooring, architectural moldings, outdoor furniture, various unassembled furniture components, and crane mats. The markets are predominantly in the United States market and the Caribbean.

         Primarily, the Registrant purchases its raw materials in Guyana (South America) and West Africa in order to obtain favorable pricing. The Registrant is establishing its presence in these countries to gain uninterrupted access to high quality timber species at a significantly lower costs that its competitors. The Registrant gets supply from several local timber companies in Guyana. The raw timber is shipped in the form of logs, cants, and sawn lumber. The supply from Guyana is shipped to the Registrant's facility in Pensacola via the ports of New Orleans and Pensacola. The Registrant expects to be primarily dependent upon two (2) suppliers namely Exocitic African Hardwoods, Ltd. of Nigeria and Timber Traders (S.A.) Inc. of Guyana South America.

         In December 1999, the Registrant signed an exclusive agreement with Exotic African Hardwoods, Ltd., a corporation registered in Nigeria, West Africa for the supply of selected species of hardwoods from Africa. The species include mahogany, teak, iroko, red and yellow apa, ofun, and oomo. The first shipment of teak was delivered to the Registrant's subsidiary in Pensacola in December 1999. Teak will be processed at the sawmill in Pensacola. Teak lumber will be used for the manufacturing of flooring and furniture components.

         There are numerous competitors, and the major markets, both Domestic and International, in which the Registrant sells its principal products are very competitive. The Registrant's products are in competition with similar products produced by others, and in some instances, with products produced by other industries from other materials. Many of the Registrant's competitors have substantially greater financial and operating resources than the Registrant. Many factors influence the Registrant's competitive position, including prices, costs, product quality, types of wood species.

         The Registrant is aggressively building its customer base throughout the world using the extensive past business relationships its management team brings to the company and relying on the initial good market acceptance of its products. Management believes that the Registrant will be able to establish trade names that will be well recognized in the industry and associated with a high level of quality and value.

         By strategic collaborating with local timber producers and wholesale distributors in the targeted regions of operations, the Registrant achieves quick market penetration and gains strong advantage over its competitors.

         The Registrant currently derives a significant portion of its revenues from sales of forest products to certain key customers.

         In December 1999, the Registrant signed an exclusive agreement with Timber Products S.A., a company headquartered in Santo Domingo, the Dominican Republic. This Agreement underlines the terms of distribution of the Registrant's products throughout the Dominican Republic, Puerto Rico, Haiti and the Central American Commonwealth countries of Guatemala, Honduras, El Salvador, Costa Rica, and Panama. The Dominican Republic is one of the fastest growing markets in the region that can potentially absorb large volumes of wood products. The lumber will be used mainly for construction industry. The first shipment under this Agreement, valued at US $191,500, was executed at the end of December 1999. The second order under this Agreement was received in January 2000. The order, valued at US $150,000 was delivered in March 2000.

         In January 2000, the Registrant received an initial order for hardwood crane mats from Marino Crane of Middletown, Connecticut. Crane mats are flat wooden platforms approximately 20 feet long, 4 feet wide and 10 inches thick. The mats are used to stabilize cranes on the job site. The crane mats will be manufactured by Southern Hardwoods, Inc., a Subsidiary of the Registrant. This order valued at US $135,000 was delivered in April 2000.

         The Registrant's management believes that the Registrant complies in all material respects with all-applicable federal, state, and local provisions relating to the protection of the environment. Compliance with these laws, regulations, and demands usually involves capital expenditures, as well as operating costs. The Registrant cannot easily quantify future amounts of capital expenditures required to comply with these laws, regulations, and demands, or the effects on operating costs, because in some instances and in certain countries where the Registrant operates, compliance standards have not been developed or have not become final or definitive. The Registrant is not aware of any pending legislative, administrative or judicial action relating to the protection of the environment that could materially and adversely affect the Registrant.

         The Registrant plans to market its products both directly and indirectly. A direct sales force is being developed to market the Registrant's products.

         When the Registrant becomes subject to the reporting requirements of
Section 12(g) the Registrant will be required to file annual and quarterly reports in accordance with the Securities Act of 1934.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         During the fiscal year ended June 30, 1998 and the fiscal year ended June 30, 1999, the Registrant was engaged primarily in fund raising activities. The Registrant had only external sources of capital.

         During the fiscal year ended on June 30, 1999, the Registrant raised $200,000 in capital through Regulation D, Rule 504 Offerings and $680,000 though Convertible Notes.

         In May 1999, the Registrant acquired Southern Hardwoods, Inc. via a share exchange agreement. The Registrant purchased 100% of the issued and outstanding shares of Southern Hardwoods, Inc. for a total of $500,000 worth of the Registrant's common stock. In addition, the Registrant acknowledged and accepted the secured debt of $200,000 in principal, plus eight percent (8%) annual interest. At the close of the acquisition, the Registrant issued $200,000 worth of common shares at the then tradeing price of $2.00 per share. The remaining balance is payable in installments of $100,000 worth of common stock on the annual anniversary of the acquisition for the next three (3) years.

         During the fiscal year ended June 30, 1999, the only operating facility of the Registrant was Southern Hardwoods.

         The Registrant has undergone significant material changes in its financial conditions and results of operations since the fiscal year ending June 30, 1999.

         During the quarter ended September 30, 1999, the Registrant raised $395,000 through Convertible Notes at ten percent (10%) interest.

         In December 1999, the Registrant received $15,000 through the sale of common stock pursuant to a Private Placement Offering.

         In March 2000, the Registrant received a total of $400,000 through the sale of common stock pursuant to a Regulation D, Rule 504 Offering.


         In January 2000, the Registrant received $100,000 through debt financing at eight percent (8%) interest rate and $24,800 through the sale of common stock pursuant to a Private Placement Offering.

         In February 2000, the Registrant received 437,000 through the sale of its common stock pursuant to a Private Placement Offering.

         In March 2000, the Registrant received $440,000 through the sale of common stock pursuant to a Private Placement Offering. These funds were used for the expansion of the Registrant's operations.

         In December 1999, the Registrant entered into an exclusive agreement with Timber Products S.A., a company headquartered in Santo Domingo, the Dominican Republic. The first order valued at $191,500 was shipped to the Dominican Republic in December 1999. A second order valued at $150,000 was delivered in March 2000.

         During November 1999 and December 1999, the Registrant introduced a new line of products, hardwood crane mats. After the successful testing of the prototype in December 1999, the Registrant received its first order from Marino Crane of Middletown, Connecticut. The Registrant anticipates receiving regular orders for hardwood crane mats from this same customer. The first order valued at $135,000 was delivered in April 2000. The Registrant plans to establish itself as a large supplier of this type of specialized products.

         In the quarter ended March 31, 2000, the Registrant had both internal and external sources of capital.

         For the next twelve months, the Registrant intends to fund its operations through debt and equity financing and through the revenues derived from the sales of the Registrant's products.

         The Registrant requires $1,500,000 to meet its cash needs in the fiscal year ended June 30, 2000. The $1,500,000 will be used to fund current operations, as well as for general, research and administrative expenses.

         During the quarter ended March 31, 2000, the Registrant raised $100,000 through the sale of Convertible Notes at eight percent (8%) interest and $501,800 through sale of common stock pursuant to a Regulation D, Rule 504 Offering.

         The Registrant generated $476,500 in revenues in the quarter ended March 31, 2000.

         During the quarter ended June 30, 2000, the Registrant raised $95,000 through the sale of common stock pursuant to a Regulation D, Rule 504 Offering.

         The Registrant will require $3,000,000 to meet its cash needs for the next fiscal year. The Registrant plans to fund its operations through revenues from its operations, as well as through debt and equity financing.


         The Registrant is dependent upon two (2) major customers. These agreements provide assurance that the Registrant will have continuing orders. The customers dictate their product requirements through purchase orders, which cover period of a one month's supply to a one year contract. In most cases, standard sale terms are net 30 days from date of shipment. Sales are recorded at time of shipment from the Registrant's facilities to customers.

         The key objectives of the Registrant's plan of operations for the next
(12) twelve months are to position the company to become a vertically integrated forests products company. The Registrant intends to sustain continuous growth by acquiring operating timber companies that fit within the vertical integrated model.

         The Registrant's business plan is to gain brand name recognition as a large supplier of specialized wood products. The Registrant will pursue product development and market research specializing in the following market segments: hardwood sawn lumber, finished hardwood flooring, outdoor furniture, and crane mats.

         The Registrant is aggressively building its customer base utilizing the extensive past business relationships that its management team brings to the company and relying on the initial positive market acceptance of its products. Management believes that the Registrant will be able to establish trade names that will be well recognized in the industry and associated with a high level of quality and value.

         The Registrant plans to sell its products to customers in both the United States and overseas.

         The Registrant anticipates a significant change in the number of employees during the next twelve months. The Registrant plans to increase the number of employees at its operating facility in Pensacola from fourteen (14) to twenty (20) employees.

         In the next twelve months, the Registrant has planned a significant upgrade of the equipment at its Subsidiary's mill in Pensacola. The Registrant will be upgrading the electrical system at the plant to increase the power supply to accommodate the increased production.

         The Registrant plans to install additional re-sawing equipment that will allow for the increase in its production capacity from the current capacity of 10,000 board feet a day, to 30,000 board feet a day.

         The Registrant also plans to install molders, planers, and dry kiln equipment. This new equipment will facilitate a specialized line of products, such as outdoor hardwood furniture, moldings, and hardwood flooring as well as increase the quality of the currently produced dimensional lumber. The installation of this dry kiln equipment will bring about a decrease in the costs of the finished products and eliminate the dependence of the subsidiary upon the outside dry kilning facilities. The installation of this dry kiln equipment will also decrease the length of the production cycle by eliminating the dependence on transportation of green lumber to outside dry kilns, and the transportation of dried lumber to the subsidiary's warehouse.

         For the next (12) twelve months, the Registrant will finance its operations though both internal and external sources of capital.

         The implementation and expansion of the Registrant's business, including acquisitions, will require a commitment of substantial funds. Issuing additional shares of common stock will result in dilution to the existing shareholders. If adequate funds are not available, the Registrant's business could be adversely affected since internally generated funds are not expected to be sufficient to fund the Registrant's expansion needs in the next twelve (12) months.

         The Registrant intends to pursue additional funding through the sale of additional shares of common stock. The Registrant is anticipating that revenues from operations will allow it to expand its business. The Registrant plans to develop more value-added products with higher profit margins that will increase the revenue stream.

         The Registrant intends to expand its operations overseas. It plans to gain substantial market share in the timber export in countries such as Guyana (South America) and Dominican Republic. The success of the Registrant's operations in these regions is subject to the political and economic uncertainties of those regions. These unknowns and risk factors characterized by unexpected changes in rules and regulations, policy changes regarding foreign trade and foreign investments, changes in tax laws for foreign companies, local government policies, and competition of local companies. These and other factors could have an adverse impact on the Registrant's business and financial results in the future or require the Registrant to modify its current business practices.

         The Registrant continues to negotiate for the acquisition of commercial timberlands in Guyana, South America. These negotiations are part of long-term program to establish strong presence in Guyana that has extensive under-developed resources of high quality hardwoods. Currently, the Registrant receives regular supplies of hardwoods from Guyana for the Subsidiary's facility in Pensacola. In the next twelve (12) months, the Registrant plans to initiate harvesting and sawmilling operations in Guyana.

         In December 1999, the Registrant entered into an exclusive agreement with Exotic African Hardwoods, Ltd., of Nigeria, West Africa. As of January 2000, the Subsidiary receives regular shipments of West African teak. The teak lumber is then processed at the Subsidiary's facility in Pensacola.

         In January 2000, the Registrant entered into a strategic partnership agreement with Timber Traders (S.A.) Inc., of Guyana, South America to exclusively supply the Registrant with hardwood lumber from South America and the Caribbean. The agreement insures uninterrupted supply of raw materials for the subsidiary's facility in Pensacola.

         The Registrant's business is not subject to seasonal effects.

         There are uncertainties and risks attributed to the immature and emerging nature of the markets in the Caribbean, and the Central American Commonwealth countries. These markets are still in their development stage. The Registrant and its Subsidiary mainly have to rely on the experiences of its local partners and of its own management team to make strategic decisions with respect to its operations.

         The executive management team of the Registrant consists of Mr. Aziz Hirji, President and Chief Executive Officer, Dr. Anna Petinova, Interim Vice President of Administration and Finance, Mr. Peter Maharaj, Vice President of Marketing and Mr. Hank Midden, Vice President of Operations.

         The executive management team of the subsidiary consists of Mr. Peter Maharaj, President.

         In November 1998, the Registrant signed a five-year agreement (the "Financial Advisory Agreement") with Villiers Capital Partners, LLC ("VCP"). Pursuant to this Financial Advisory Agreement, VCP provides corporate finance, investor and financial relations, strategic and capital planning, and other financial and management advice to the Registrant. This Financial Advisory Agreement expires in October 2003, however, it provides for automatic one-year renewals unless cancelled by either party in writing.

ITEM 3.           DESCRIPTION OF PROPERTY

         The Registrant's principal office is located at 570 Lexington Avenue, 45th Floor, New York, NY 10022. This office is approximately 3,500 square feet and is shared with Villiers Capital Corporation.

         The Registrant's subsidiary initially had a lease for 15,000 square foot operating facility on the territory of the Port of Pensacola. The subsidiary leased this space for $2,075 a month plus Florida State sales tax of 7.5%.

         In December 1999, Southern Hardwoods signed a new lease with the Port of Pensacola adding 40,000 sq. ft. of warehouse and office space to its operating facilities of 15,000 sq. ft. The current lease is for the period of ten (10) years beginning January 5, 2000, and ending January 4, 2010. The subsidiary has the right to extend the lease for another 10-year period. The lease payment for the first year is $5,000 a month ($60,000 a year) plus the Florida State Sales tax of 7.5%. The lease payments will escalate by $5,000 a year each year during the 10-year lease, equaling $110,000 in the year 10.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

         The following table sets forth the information as to the shares of common stock owned as of April 28, 2000:

         (I) Each person who beneficially owns so far as the Registrant has been able to ascertain, more than 5% of the outstanding 3,453,274 shares of the Registrant.

         (II)     Each Director.

         (III)    Each of the officers named in the summary compensation table.

         (IV) All the directors and officers as a group unless otherwise indicated in the footnotes below on the table is subject to community property laws where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock.

          NAME                              NUMBER           PERCENT

1.       Oyster Bay Trust*                 333,334           9.65%

2.       Anna Petinova                      66,668           1.93%

3.       James W. Mahan                  1,133,334           32.82%

4.       Peter R. N. Maharaj               -0-                 0%

5.       Hank Midden                       -0-                 0%

*Aziz Hirji, the President of the Registrant is the trustee and beneficiary of Oyster Bay Trust.

ITEM 5.          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                 PERSONS:

NAME                      AGE         POSITION              TERM        SERVED
                                                                        SINCE

1.   Aziz Hirji           48     Chairman, Director,        1 year      6/98
                                 CEO and President

2.   Anna Petinova        36     Director, Secretary,       1 year      6/98
                                 Treasurer, Interim
                                 Vice President of
                                 Administration and
                                 Finance

3.   Peter R. N. Maharaj  34     Vice President             N/A         8/99
                                 Marketing and
                                 President of
                                 The Subsidiary

4.   Hank Midden          58     Vice President             N/A         6/99
                                 Operations

AZIZ HIRJI

         Mr. Hirji has over 25 years of international business management and investment experience. He is the founder, Chairman, President and CEO of Timber Resources International, Inc., where he directs the strategic and business development of the company. Prior to founding Timber Resources International, he held senior executive and directors positions in a number of private companies in North America and Europe, covering a wide range of industries with a particular emphasis on construction and timber. He has headed several timber-related projects, involving financing, restructuring and strategic planning. Mr. Hirji also has extensive experience in public and private capital raising transactions. Mr. Hirji is a graduate of the International Institute of Management in Glion-Sur-Montreux, Switzerland.

ANNA PETINOVA

         Dr. Petinova is a member of the Board of Directors, Secretary, Treasurer, and Interim Vice President of Administration and Finance. She has a strong background in business development and extensive experience in the corporate environment. Her duties include overseeing corporate finance, and management of administration and investor relations. During the last four years, she co-led several investment projects assisting companies in raising financing and going public. Prior to joining Villiers Capital Corporation in 1996, Dr. Petinova held senior management positions in several U.S. companies where she was extensively involved in financing privately held middle market companies serving the forestry and construction sectors.

PETER R. N. MAHARAJ

         Peter Maharaj brings more than a decade of experience in marketing, strategic planing and management to Timber Resources International. During the last few years, he has directed the export marketing programs of large timber and forest product companies in Guyana, Suriname, Chile and Argentina, developing marketing strategies targeted at niche markets in the U.S.A., Europe and the Caribbean. Mr. Maharaj is the former president of Timber Traders S.A. Inc., a timber brokerage firm based in Guyana. His past experience also includes contract negotiation, project management, and business administration in real estate and construction. His family has been in the forestry business for over 40 years with commercial teak and mahogany properties in Trinidad. Mr. Maharaj received his MBA from the University of West Indies.

HANK MIDDEN

     Mr. Midden brings to Timber Resources International, Inc., nearly four decades of experience in business ownership and management, operations and national sales, including 28 years in timber-related enterprises. In 1971, Mr. Midden founded Bartley Lumber and Material Company, a sawmill and logging operation in Florida, which he built into the largest mill in the area, averaging approximately $1.5 million in sales per year. From 1981 to 1983, Mr. Midden was a factory representative for the top sawmill and logging equipment manufacturer in the U.S., Morbark Industries, where he designed and supervised the installation of turnkey sawmills. In 1983, he founded Midden Lumber and Equipment Company, also in Florida, which specializes in wholesale lumber and equipment sales and the design and installation of sawmill equipment.

ITEM 6.           EXECUTIVE COMPENSATION

         The Registrant has entered into employment agreements with each of its officer and directors and each of its other executive officers.

         Aziz Hirji, the Registrant's Chairman, President and Chief Executive Officer has a five year employment agreement with the Registrant. Salaries for the five years are $150,000, $180,000, $240,000, $240,000 and $300,000. No
salaries were paid during the years ended June 30 1998 and June 30, 1999. Bonuses for the five years of up to $80,000, $120,000, $120,000, $120,000,
$120,000 may be granted based upon the Registrant's performance against financial targets as defined by the Board of Directors. No bonuses were granted for the years ended June 30, 1998 and June 30, 1999. Ten-year warrants for common stocks priced at $0.05 are granted for the five years as follows:
1,000,000, 1,500,000, 1,500,000, 1,500,000, and 2,000,000.

         Dr. Anna Petinova, Director, Secretary, Treasurer, and Interim Vice President of Administration and Finance is employed with the Registrant for twenty (20) hours a week. The Registrant's Interim Vice President of Administration and Finance has a six-month renewable employment agreement with the Registrant. Monthly salaries for the first three six-month terms are $3,500, $5,000, and $5,000, and $7,500 for any subsequent six-month term. Dr. Petinova is not in receipt of any salary at this time. Ten-year warrants for common stock priced at $0.05 shall be granted at the rate of 100,000 warrants per month.

         Mr. Midden, Vice President of Operations has a four-year employment agreement with the Registrant effective as of May, 1999. This employment agreement provides for an annual salary of $90,000.

         Mr. Maharaj, Vice President of Marketing, has a five-year employment agreement with the Registrant effective as of September, 1999. This employment agreement provides for an annual salary of $60,000.. Mr.
Maharaj is not in receipt of any salary at this time.

         SUMMARY COMPENSATION TABLE

         There was no executive or director who received any cash or non-cash compensation in excess of $100,000 in the years of 1998 or 1999.

     OFFICERS                           SALARY       OTHER ANNUAL COMPENSATION
     --------                           ------       -------------------------

1. Aziz Hirji                             -0-                   -0-
2. Anna Petinova                          -0-                   -0-
3. Peter R.N. Maharaj                     -0-                   -0-
4. Hank Midden                          90,000                  -0-

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On May 28, 1998 the Registrant entered into an agreement with Villiers Capital Corporation, a New York corporation ("Villiers") whereby Villiers has agreed to provide office space and other support facilities including furniture, computer and office equipment, secretarial, receptionist, and bookkeeping services, conference room facilities, telephone and telefax equipment, local and long distance access and other amenities to the Registrant for a monthly fee of $15,000. The agreement had an initial one-year term that expired on May 28, 1999, and provides for automatic one-year renewals unless canceled by either party in writing. The Registrant and Villiers have certain common shareholders, officers, and directors. Aziz Hirji, the Registrant's President is co-founder, director and major shareholder of Villiers. Anna Petinova, the Registrant's Secretary, Treasurer, Interim Vice President of Administration and Finance is a stockholder and officer in Villiers.

         In November 1998, the Registrant entered into a five-year agreement (the "Financial Advisory Agreement") with Villiers Capital Partners, LLC, a New York limited liability company ("VCP"). Pursuant to the Financial Advisory Agreement, VCP provides corporate finance, investor and financial relations, strategic and capital planning, and other financial and management advice to the Registrant. The base compensation is $3,500 a month. The initial five-year term expires on October 31, 2003. The Financial Advisory Agreement provides for automatic one-year renewals unless cancelled by either party in writing. In addition to the base monthly compensation, VCP is entitled to receive a commission for any funds raised for the Registrant in accordance with the "Lehman" formula which ranges from one to five percent of the funds raised. The Registrant's Interim Vice President of Administration and Finance is an officer in VCP.

ITEM 8.           DESCRIPTION OF SECURITIES

(a) COMMON STOCK: On April 28, 2000, the Registrant had 3,453,274 shares of the common stock issued and outstanding. The Registrant's Articles of Incorporation authorized the issuance of up to 100,000,000 of the Registrant's common equity shares with a par value of $0.001.

         Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share proratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore.

         In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

(b) PREFERRED STOCK: The Registrant is also authorized to issue 6,000,000 shares of preferred stock with a par value of $5.00. The Registrant's Board of Directors may fix and determine the designations, rights, preferences or other rights, preferences or other variations of each class or series of the preferred stock. At this time the Registrant's has not issued any preferred stock.

(c) POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY STOCK": By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less than $5.00 per share it will be considered a "penny stock". The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

         Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

         Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

         Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customers account.

         Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

         However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for at least three (3) years, or $5,000,000, if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock".

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS


(a) MARKET INFORMATION: The Registrant's common stock trades on the National Quotation Bureau Electronic Quotation Service under the symbol TMBE. The Registrant's common stock price as of the close of business as of April 28, 2000 was $1.00 per share.

(b) PRICE RANGE: The Registrants commenced trading on February 19, 1999. The following is the range of the high and low bids for the Registrant's common stock for each quarter of 1999 and the first quarter of 2000, as determined by the over-the-counter market quotations reflect inter-dealer prices, without retail market, mark-down or commission and may not represent actual transactions.

                                 1999
                                 ----

     QUARTER                                HIGH BID   LOW BID
     March                                  $1.00      $.31

     June                                   $1.63      $1.03

     Sept.*                                 $5.84      $.88

     Dec.                                   $1.50      $.44


                                 2000
                                 ----

     QUARTER                                HIGH BID   LOW BID
     March                                  $5.00      $2.33

     June                                   $1.00      $ .77



* Effective September 28, 1999 the Registrant's shares were reverse split with one (1) new share for each thirty (30) old shares.

Effective March 15, 2000, the Registrant's shares were forward split with one
(1) additional share being issued for each one (1) share held by a shareholder of the Registrant.

(a) HOLDERS: The Registrant has approximately 86 common stock shareholders.

(b) DIVIDENDS: The Registrant has not declared nor paid any cash dividends on its Common Stock, does not anticipate that any dividends will be declared nor paid in the foreseeable future, and intends to retain earnings to finance the development and expansion of the Company's operations.

ITEM 2.           LEGAL PROCEEDINGS

         The Registrant is not involved in any legal proceedings.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The accountant has no resigned, declined to stand for re-election, nor were they dismissed. The principal accountant's report on the financial statements for the last two fiscal years contains no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants or any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

(a) RECENT SALES: The Registrant had the following stock issuances as described below. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

         1. On June 26, 1998, 10,000,000 shares of common stock at $.01 per share pursuant to a Regulation D, Rule 504 Offering for a total offering of $100,000.

         2. On February 23, 1999, 100,000 shares of common stock at $1.00 per share pursuant to a Regulation D, Rule 504 Offering for a total offering of $100,000.

         3. On March 31, 1999, 100,000 shares of common stock at $1.00 per share pursuant to a Regulation D, Rule 504 Offering for a total offering of $100,000.

         4. On May 17, 1999, an initial 100,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Southern Hardwoods, Inc.

         5. On September 28, 1999, the Registrant's shares wee reverse split with one (1) new share for each thirty (3) old shares.

         6. On September 28, 1999, 335,340 post reverse split shares of common stock were issued pursuant to the conversion of the Convertible Notes which totaled $1,006,010.10 of unpaid principal and accrued interest.

         7. On December 27, 1999, 55,000 shares of common stock at $.30 per share for a total offering of $15,000.

         8. On January 10, 2000, 9,800 shares of common stock at $1.00 per share for a total offering of $9,800.

         9. On January 12, 2000, 15,000 shares of common stock at $1.00 per share for a total offering of $15,000.

         10. On January 31, 2000, 104,378 shares of common stock were issued pursuant to the conversion of the Convertible Notes with totaled $104,278 of unpaid principal and accrued interest.

         11. On February 14, 2000, 7,655 shares of common stock at $3.92 per share for a total offering of $30,000.

         12. On February 24, 2000, 1,556 shares of common stock at $4.50 per share for a total offering of $7,000.

         13. On March 10, 2000, 5,334 shares of common stock at $3.75 per share for a total offering of $20,000.

         14. Effective March 16, 2000, the Registrant's shares were forward split with one (1) additional share being issued for each one
                  (1) share held by a shareholder of the Registrant.

         15. On March 16, 2000, 1,133,334 post forward split shares of common stock at $.35 per share for a total offering of $400,000.00.

         16. On March 23, 2000, 20,000 post forward split shares of common stock at $1.00 per share for a total offering of $20,000.


         17. On May 17, 2000, 45,000 post forward split shares of common stock at $1.00 per share for a total offering of $45,000.

         18. On June 15, 2000, 100,000 post forward split shares of common stock at $.50 per share for a total offering of $50,000.


(b)      EXEMPTIONS FROM REGISTRATION:

         With respect to the issuance of the 10,000,000 common shares listed at item 4(a)1, the 100,000 shares listed at item 4(a)2, the 100,000 shares listed at item 4(a)3, and the 1,133,334 shares listed at item 4(a)15, the 45,000 shares listed at item 4(a)17 and the 100,000 shares listed at item 4(a)18,such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Delaware Securities Commission Regulations Rule 9(b)(9)(1) (the "Delaware Statute").


         With respect to the issuance of 100,000 shares listed at 4(a)4, the 335,340 shares listed at 4(a)5, the 15,000 common shares listed at 4(a)6, the 9,800 shares listed at 4(a)7, the 15,000 shares listed at 4(a)8, the 104,278 shares listed at item 4(a)10, the 7,655 shares listed at item 4(a)11, the 1,556 shares listed at item 4(a)12, the 5,334 shares listed at item 4(a)13, and the 20,000 shares listed at item 4(a)16, such issuances were made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Delaware Statute.


         In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either a written Subscription Agreement, a Share Exchange Agreement, or a Convertible Note, with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

         1. That they had the ability to bear the economic risks of investing in the shares of the Registrant.

         2. That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

         3. That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

         4. That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and investment in the shares of the Registrant.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation and By-laws of the Registrant provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act of omission by any such director or officers: provided, however, that the foregoing provision shall not eliminate or limit the liability of directors or officers (i) for acts of omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of Section 145 of the Delaware General Corporation Law. Although the state statutes allow for indemnification of officers and directors, the SEC rules prohibit indemnification of officers and directors of publicly held companies.

                                    PART F/S

         The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:


                              FINANCIAL STATEMENTS

                  NO.      DESCRIPTION

                  FS-1 Timber Resources International, Inc. and Subsidiary (A Developmental Stage Company) Consolidated Financial Statements June 30, 1999 and June 30, 1998

                  FS-2 Timber Resources International, Inc. and Subsidiary (A Developmental Stage Company) Consolidated Financial Statements (Unaudited, Prepared By The Management) September 30, 1999

                  FS-3 Timber Resources International, Inc. and Subsidiary (A Developmental Stage Company) Consolidated Financial Statements (Unaudited, Prepared By The Management) December 31, 1999

                  FS-4 Timber Resources International, Inc. and Subsidiary (A Development Storage Company Consolidated Financial Statement (Unaudited) Prepared By the Management) March 31, 2000.


                                    PART III


ITEM 1.           INDEX TO EXHIBITS

         The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2.           DESCRIPTION OF EXHIBITS

         The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:

         EXHIBIT NO.           DESCRIPTION

         2                     CHARTER AND BY-LAWS

                  2.1 Certificate of Incorporation of Timber Resources International, Inc.

                  2.2          By Laws of Timber Resources International,
                               Inc.

                  2.3          Articles of Incorporation of Southern
                               Hardwoods, Inc.

         3        NONE         INSTRUMENTS REFINING THE RIGHTS OF THE SECURITY
                               HOLDERS

         5        NONE         VOTING TRUST AGREEMENTS

         6                      MATERIAL CONTRACTS

                  6.1 Binding Letter of Intent - Acquisition of Southern Hardwoods, Inc.

                  6.2 U.S. Department of Agriculture Import Period for Plants and Plant Products - Southern Hardwoods, Inc.

                  6.3 Exclusive Purchasing Agreement with Hardwoods Limited dated November 1, 1999.

                  6.4 Agreement for Exclusive Distribution with Timber Products, S.A. and Timber Traders, S.A., Inc. dated December 2, 1999

                  6.5 Exclusive Purchasing Agreement with Timber Traders, S.A., Inc. dated January 4, 2000

                  6.6 Lease between Southern Hardwoods, Inc. and City of Pensacola, Florida dated November 18, 1999

                  6.7 Agreement for certain services and amenities with Villiers Capital Corporation dated May 28, 1998.

                  6.8 Financial Advisory Agreement with Villiers Capital Partners, LLC dated November 1, 1998

                  6.9           Employment Agreement with Aziz Hirji dated
                                June 1, 1998

                  6.10          Employment Agreement with Anna Petinova
                                dated June 1, 1998

                  6.11          Employment Agreement with Henry Midden
                                dated May 1, 1999

                  6.12 Employment Agreement with Peter Maharaj dated September 1, 1999

         7        NONE           MATERIAL FOREIGN PATENTS

         27                      FINANCIAL DATA SCHEDULE



                                   SIGNATURES

         In accordance with Section 12 the Securities and Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TIMBER RESOURCES
                                        INTERNATIONAL, INC.



DATED: July 21, 2000              BY: /s/ Aziz Hirji
                                      ----------------------------------

                                        AZIZ HIRJI
                                        President

                             FINANCIAL STATEMENTS


            NO.              DESCRIPTION
            FS-1             TIMBER RESOURCES INTERNATIONAL, INC. AND
                             SUBSIDIARY (A DEVELOPMENTAL STAGE COMPANY)
                             CONSOLIDATED FINANCIAL STATEMENTS JUNE 30,
                             1999 AND JUNE 30, 1998

            FS-2             TIMBER RESOURCES INTERNATIONAL, INC. AND
                             SUBSIDIARY (A DEVELOPMENTAL STAGE COMPANY)
                             CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED,
                             PREPARED BY THE MANAGEMENT) SEPTEMBER 30,
                             1999

            FS-3             TIMBER RESOURCES INTERNATIONAL, INC. AND
                             SUBSIDIARY (A DEVELOPMENTAL STAGE COMPANY)
                             CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED,
                             PREPARED BY THE MANAGEMENT) DECEMBER 31,
                             1999

            FS-4             TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                             (A DEVELOPMENT STORAGE COMPANY CONSOLIDATED
                             FINANCIAL STATEMENT (UNAUDITED) PREPARED BY THE
                             MANAGEMENT) MARCH 31, 2000.


                                  EXHIBIT FS-1

                    TIMBER RESOURCES INTERNATIONAL, INC. AND
                   SUBSIDIARY (A DEVELOPMENTAL STAGE COMPANY)
                 CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 1999
                                AND JUNE 30, 1998

                      TIMBER RESOURCES INTERNATIONAL, INC.
                                 AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                                   * * * * *


                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 1999

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)




                                TABLE OF CONTENTS


  INDEPENDENT AUDITORS' REPORT dated December 8, 1999


  CONSOLIDATED FINANCIAL STATEMENTS                                                                                PAGE NO.
    Consolidated Balance Sheets as of June 30, 1999 and 1998                                                           1

    Consolidated Statements of Operations for the year ended June 30, 1999
      and for the period from May 28, 1998 (date of inception) to June 30, 1998                                        2

    Consolidated Statements of Stockholders' Equity (Deficit) for the year ended
      June 30, 1999 and for the period from May 28, 1998 (date of inception)
      to June 30, 1998                                                                                                 3

    Consolidated Statements of Cash Flows for the year ended June 30, 1999 and for
      the period from May 28, 1998 (date of inception) to June 30, 1998                                                4

    Notes to Consolidated Financial Statements                                                                       5-12


                                  [LETTERHEAD]

                     INDEPENDENT AUDITORS' REPORT


To the Stockholders of
  Timber Resources International, Inc. and Subsidiary:

     We have audited the accompanying consolidated balance sheets of Timber Resources International, Inc. and Subsidiary (a development stage company) as of June 30, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended June 30, 1999, for the period from May 28, 1998 (date of inception) to June 30, 1998, and the cumulative period from May 28, 1998 (date of inception) to June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Timber Resources International, Inc. and Subsidiary (a development stage company) as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the periods then ended, in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 15 to the financial statements, the Company is dependent upon external sources for working capital to finance its expansion since internally generated funds are not expected to be sufficient to fund the Company's needs for one year. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in
Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Janover Rubinroit, LLC
--------------------------
    Garden City, New York
    December 8, 1999

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS

                             JUNE 30, 1999 AND 1998

                                                                             1999            1998
                                                                             ----            ----
         ASSETS
Current assets:
  Cash                                                                $    63,377        $    870
  Loan receivable - Jupiter Industries International, Inc.
    net of reserve for impairment                                           1,000            -
  Prepaid expenses                                                         72,979          60,000
  Debt issuance costs, net of accumulated amortization of
    $3,010 and $-0-                                                        30,990            -
                                                                      -----------        --------
         Total current assets                                             168,346          60,870
Fixed assets, at cost                                                      86,120            -
  Less accumulated depreciation                                               718            -
                                                                      -----------        --------
                                                                           85,402            -
Other assets:
  Cost in excess of net assets acquired, net of
    accumulated amortization of $2,498                                    597,035            -
  Investment - Jupiter Industries International, Inc.
    net of reserve for impairment                                           1,000            -
  Other assets                                                                642            -
                                                                      -----------        --------
                                                                          598,677            -
                                                                      -----------        --------
                                                                      $   852,425        $ 60,870
                                                                     ============        ========

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable and accrued expenses                               $   295,894        $ 21,000
  Notes payable - convertible debt                                        680,000            -
  Current portion of long-term debt                                       100,000            -
  Due to stockholder                                                         -             20,000
                                                                      -----------        --------
         Total current liabilities                                      1,075,894          41,000
Long-term debt                                                            400,000            -
Stockholders' equity (deficit):
  Preferred stock, $5.00 par value; 6,000,000 shares
    authorized; none issued                                                  -               -
  Common stock, $.001 par value; authorized 100,000,000 shares, issued and outstanding 550,000 and 500,000 shares,
    respectively - Note 8                                                  16,500          15,000
  Capital in excess of par value                                          478,500          85,000
  Deficit accumulated during the developmental stage                   (1,118,469)        (80,130)
                                                                      -----------        --------
                                                                         (623,469)         19,870
                                                                      -----------        --------
                                                                      $   852,425        $ 60,870
                                                                     ============        ========

The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                        FOR THE YEAR ENDED JUNE 30, 1999
                               AND FOR THE PERIOD
                MAY 28, 1998 (DATE OF INCEPTION) TO JUNE 30, 1998

                                                                                                             MAY 1998
                                                                                                            (INCEPTION)
                                                                                                              THROUGH
                                                                                 1999          1998        JUNE 30, 1999
                                                                             ------------    ---------     -------------
Expenses:
   Financial advisory fees - related party - Note 10                         $     28,000    $    -        $      28,000
   Rent and services fees - related party - Note 10                               180,000         -              180,000
   Selling, general and administrative expenses - Note 12                         493,165      80,130            573,295
   Depreciation and amortization                                                    6,226         -                6,626
                                                                             ------------    ---------     -------------
         Total expenses                                                           707,391       80,130           787,521
                                                                             ------------    ---------     -------------
Operating loss                                                                   (707,391)     (80,130)         (787,521)
Loss from asset impairment - Note 3                                              (323,225)        -             (323,225)
Interest income                                                                     5,225         -                5,225
Interest expense                                                                  (12,948)        -              (12,948)
                                                                             ------------    ---------     -------------
Net loss                                                                     $ (1,038,339)   $ (80,130)     $ (1,118,469)
                                                                             ============    =========     =============
Basic and diluted loss per share                                                   $(2.04)      $(0.16)           $(2.20)
                                                                             ============    =========     =============


The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                        FOR THE YEAR ENDED JUNE 30, 1999
                               AND FOR THE PERIOD
                MAY 28, 1998 (DATE OF INCEPTION) TO JUNE 30, 1998


                                                                                            Deficit
                                                                                           Accumulated
                                                                          Additional         During                Total
                                                     Common Stock          Paid-In        Developmental           Stockholders'
                                                  Shares       Amount       Capital          Stage               Equity (Deficit)
                                                 -------      --------   -----------      -------------         -----------------
Balances at May 28, 1998
  (date of inception)                               -         $  -         $   -             $    -                 $   -
Issuance of common stock
  par value $.001
Compensation at $.03 per share
  from Founder                                   166,667        5,000          -                  -                    5,000
Cash at $.30 per share from
  private placement                              333,333       10,000        90,000               -                  100,000
Stock issuance costs                                                         (5,000)                                  (5,000)
Net loss                                            -            -                             (80,130)              (80,130)
                                                 -------      --------   -----------      -------------         -----------------
Balance at June 30, 1998                         500,000       15,000        85,000            (80,130)               19,870
                                                 -------      --------   -----------      -------------         -----------------
Compensation at $.03 per share
  to director                                     33,333        1,000          -                  -                    1,000
Cash at $30 per share
  from private placement                           6,667          200       199,800               -                  200,000
Compensation at $.60 per share                     6,667          200         3,800               -                    4,000
Shares issued at $60 per share
  in acquisition of wholly-owned
  subsidiary                                       3,333          100       199,900               -                  200,000
Registration costs                                                          (10,000)                                (10,000)
Net loss                                                                                    (1,038,339)           (1,037,621)
                                                 -------      --------   -----------      -------------         -----------------
Balance at June 30, 1999                         550,000      $16,500      $478,500        $(1,118,469)            $(622,751)
                                                 =======      ========   ===========      =============         =================



The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                        FOR THE YEAR ENDED JUNE 30, 1999
                               AND FOR THE PERIOD
                MAY 28, 1998 (DATE OF INCEPTION) TO JUNE 30, 1998

                                                                                                              MAY 1998
                                                                                                            (INCEPTION)
                                                                                                              THROUGH
                                                                                 1999           1998       JUNE 30, 1999
                                                                             ------------    ---------     -------------
Cash flows from operating activities:
  Net loss                                                                   $ (1,038,339)   $(80,130)       $(1,118,469)
  Adjustments to reconcile net loss to net cash used in
      operating activities:
        Interest accrued on loan receivable                                        (5,225)       -                (5,225)
        Stock issued as compensation                                                5,000       5,000              10,000
        Depreciation                                                                6,226        -                 6,226
        Reserve for impairment of assets                                          323,225        -               323,225
        Changes in assets and liabilities:
           Prepaid expenses                                                         3,135     (60,000)           (56,865)
           Accounts payable and accrued expenses                                  264,227      21,000            285,227
                                                                             ------------    ---------     -------------
             Net cash used in operating activities                               (441,751)   (114,130)          (555,881)
                                                                             ------------    ---------     -------------
Cash flows from investing activities:
  Investment - Jupiter Industries International, Inc.                            (111,000)       -              (111,000)
  Loan - Jupiter Industries International, Inc.                                  (209,000)       -              (209,000)
  Acquisition of assets, net of cash acquired                                       8,258        -                 8,258
                                                                             ------------    ---------     -------------
             Net cash used in investing activities                               (311,742)       -              (311,742)
                                                                             ------------    ---------     -------------
Cash flows from financing activities:
  Prepaid debt expense                                                            (34,000)       -               (34,000)
  Proceeds from issuance of common stock                                          200,000     100,000            300,000
  Stock issuance costs                                                            (10,000)     (5,000)           (15,000)
  Loan from stockholder                                                           (20,000)     20,000               -
  Proceeds from issuance of convertible debt                                      680,000        -               680,000
                                                                             ------------    ---------     -------------
        Net cash provided by financing activities                                816,0000     115,000            931,000
                                                                             ------------    ---------     -------------
Increase in cash                                                                   62,507         870             63,377
Cash - beginning of period                                                            870        -                  -
                                                                             ------------    ---------     -------------
Cash - end of period                                                         $     63,377    $    870      $      63,377
                                                                             ============    =========     =============
Supplemental disclosure of cash flows information:
  Cash paid during the period for interest                                   $       -       $   -         $        -
                                                                             ============    =========     =============
  Cash paid during the period for income taxes                               $       -       $   -         $        -
                                                                             ============    =========     =============


The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - DEVELOPMENT STAGE OPERATIONS:

         Timber Resources International, Inc. (the "Company") was incorporated on May 28, 1998 under the laws of the State of Delaware and intends to conduct timber related activities internationally, including management and acquisition of timberlands globally, manufacturing of sawn lumber, and the sale of value-added wood products. The Company is considered to be in the development stage, has not generated any revenues to date, and has directed its efforts since inception towards raising capital for its proposed operations.

         In May 1999, the Company acquired 100% of the outstanding stock of its wholly-owned subsidiary, Southern Hardwoods, Inc. in exchange for stock in Timber Resources International, Inc. The acquisition was accounted for using the purchase method whereby any excess of cost over the fair market value of the assets received has been capitalized to goodwill.

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         FIXED ASSETS

         Fixed assets are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. Repairs and maintenance are charged to expense as incurred; renewals and betterments, which significantly extend the useful lives of existing fixed assets, are capitalized.

         GOODWILL

         Amortization is provided using the straight-line method over the estimated useful life of 20 years.

         INCOME TAXES

         Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

         EARNINGS PER SHARE

         Effective December 15, 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share". Statement No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded from basic earnings per share but included in the computation of diluted earnings per share. All earnings per share amounts have been restated so as to comply with Statement No. 128.

         FAIR VALUE DISCLOSURES

         The carrying amounts of cash, other current assets, accounts payable and accrued expenses, and other current liabilities approximate fair value because of the short-term maturity of these instruments. The stated value of long-term debt, including current maturities, approximates fair value.

NOTE 3 - INVESTMENT IN AND LOAN TO JUPITER INDUSTRIES INTERNATIONAL, INC.:

         In April 1999, the Company purchased 1,000,000 shares of common stock of Jupiter Industries International, Inc. ("Jupiter") for $111,000 which represents a 4.02% interest in Jupiter whose main assets were the assets of Forestworld.com. In exchange for this investment, the Company received various strategic benefits including links to the Company's website from Forestworld.com. The value of these benefits cannot be determined by management at this time. As of the day of acquisition of the assets of Forestworld.com in March 1999, no directors or officers of the Company have been involved in the operations of Jupiter.

         In addition, the Company loaned $209,000 to Jupiter to be repaid in April 2000 with interest at 10% per annum.

         To secure additional financing for Forestworld.com, Jupiter's management decided to reverse the Asset Purchase Agreement and form a new corporation. On the completion of this transaction, Jupiter received 5,000,000 shares of Forestworld.com, Inc., a Delaware corporation, which represents a 25% interest. The Company remains a shareholder of Jupiter. The Company's Chief Executive Officer/President/Director is a member of the board of directors of Forestworld.com, Inc. No fees for director services have been received to date and any future fees shall be remitted to the Company.

         Jupiter has a financial advisory services agreement with Villiers Capital Partners, LLC ("VCP") which is similar to the agreement the Company has with VCP (see Note 10). No material fees have been paid through June 30, 1999.

         Due to the inability to ascertain the true value of the investment and to ascertain the collectibility of the loan, both the investment and the loan have been reserved against for possible impairment as follows:


                                                 Investment in                     Loan to
                                               Jupiter Industries             Jupiter Industries
                                              International, Inc.             International, Inc.
                                              -------------------             -------------------
  Original basis                                    $111,000                        $209,000
  Accrued interest                                      -                              5,225
  Less: Reserve for impairment                       110,000                         213,225
                                                    --------                        --------
                                                     $ 1,000                         $ 1,000
                                                    ========                        ========


NOTE 4 - ACQUISITION OF SUBSIDIARY:

         On May 13, 1999, Timber Resources International, Inc. purchased all of the outstanding stock of Southern Hardwoods, Inc. for shares of common stock of Timber Resources International, Inc. valued at $500,000 payable as follows:


         Upon acquisition at $60 per share                                                             $ 200,000
         Three $100,000 notes payable in common shares at the then-
           current price per share on May 15, 2000, 2001 and 2002                                        300,000
                                                                                                        --------
                                                                                                       $ 500,000
                                                                                                       =========


         The acquisition was recorded under the purchase method of accounting; therefore, the purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values. The excess of the purchase price over the fair value of net assets has been recorded as goodwill of approximately $600,000 which is being amortized over twenty years.

         Supplemental cash flow information:

           Fair value of assets acquired                               $ 99,533
           Liabilities assumed                                         (207,791)
           Common stock issued                                         (200,000)
           Notes payable in common stock                                300,000
                                                                       --------
           Net cash (received) in acquisition                            (8,258)
           Cash acquired in acquisition                                   8,258
                                                                       --------
           Cash paid for acquisition                                   $   -
                                                                       ========

NOTE 5 - FIXED ASSETS:

                                                                       June 30,               June 30,
                                                                         1999                  1998
                                                                       --------               --------
           Equipment                                                   $ 86,120               $   -
             Less accumulated depreciation                                  718                   -
                                                                       --------               --------
                                                                       $ 85,402               $   -
                                                                       ========               ========

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

                                                                       June 30,               June 30,
                                                                         1999                   1998
                                                                       --------               --------

           Interest                                                    $ 23,614               $   -
           Officers' salaries                                           221,000                 16,000
           Professional fees                                             36,280                   -
           Debt and equity issuance costs                                15,000                  5,000
                                                                       --------               --------
                                                                       $295,894               $ 21,000
                                                                       ========               ========

NOTE 7 - LONG-TERM DEBT:

           Long-term debt consists of the following:

                                                                                             June 30,       June 30,
                                                                                               1999           1998
                                                                                             --------       --------
           Amounts due to shareholders of the subsidiary,
              payable in stock of the parent, at the
              then-current publicly traded price, due in
              $100,000 installments on
              May 15, 2000, 2001, and 2002                                                   $300,000       $   -
           Promissory notes, payable with accrued interest at 8%
              per annum, due on September 1, 2008                                             200,000           -
                                                                                             --------       --------
                                                                                              500,000           -
                Less current maturities                                                       100,000           -
                                                                                             --------       --------
                                                                                             $400,000       $   -
                                                                                             ========       ========


           Annual maturities of long-term debt are as follows:

              Year ended June 30,
              -------------------
                    2000                        $100,000
                    2001                         100,000
                    2002                         100,000
                    2003                            -
                    2004                            -
                    Thereafter                   200,000
                                                --------
                                                $500,000
                                                ========


NOTE 8 - STOCKHOLDERS' EQUITY:

         PRIVATE PLACEMENTS

         In June 1998, the Company completed a private placement of 333,333 shares of its Common Stock for $.30 per share, or $100,000.

         In February 1999, 3,333 shares of common stock were issued in a private placement for $30 per share, or $100,000.

         In May 1999, 3,333 shares of common stock were issued in a private placement for $30 per share, or $100,000.

         FOUNDER'S SHARES

         In June 1998, the Company issued 166,667 shares to its President as compensation for services rendered to the Company valued at $.03 per share, or $5,000. The shares were assigned to an affiliated trust.

         COMPENSATORY SHARES

         In May 1999, 33,333 shares of common stock were issued to the Company's Interim Vice President of Finance and Administration/Director as compensation for services rendered to the Company valued at $.03 per share, or $1,000.

         In June 1999, 6,667 shares of common stock were issued as compensation to Destler Services, Inc. for $.60 per share, or $4,000.

         In July 1999, 1,667 shares of common stock were issued at $30 per share, or $50,000, as compensation to Highlander Capital Management.

         In November 1999, 30,000 shares of common stock were issued at $1 per share, or $30,000, as compensation to Adam Barnett.

         REVERSE STOCK SPLIT

         On September 29, 1999, the Board of Directors approved a one-for-thirty reverse stock split of the common stock. All quantities of common stock in these financial statements reflect the reverse split.

         PREFERRED STOCK

         The Company is authorized to issue up to 6,000,000 shares of $5.00 par value convertible preferred stock. The rights and privileges of the shares will be determined by the Company's board of directors at the time of issuance. None of the shares have been issued.

NOTE 9 - EARNINGS PER SHARE:

         The following table sets forth the computation of basic and diluted loss per share:


                                                                                                      Years ended
                                                                                            ------------------------------
                                                                                              June 30,          June 30,
                                                                                                1999              1998
                                                                                            ------------      ------------
Numerator:
   Net loss - numerator for basic and diluted loss per share                                $ (1,038,339)     $    (80,130)
                                                                                            ============      ============
Denominator:
   Denominator for basic loss per share - weighted average shares                                508,333           500,000
   Effect of dilutive securities - warrants                                                       73,333              -
                                                                                            ------------      ------------
   Denominator for diluted loss per share - weighted average shares
      and dilutive potential common shares                                                       581,666           500,000
                                                                                            ============      ============
   Loss per share:
      Basic                                                                                     $  (2.04)          $  (.16)
                                                                                                ========           =======
      Diluted                                                                                   $  (2.04)          $  (.16)
                                                                                                ========           =======


         In accordance with SFAS No. 128, as a result of net losses, the inclusion of warrants were antidilutive and, therefore, were not utilized in the computation of diluted loss per share.

NOTE 10 - COMMITMENTS:

         RENT AND SERVICES AGREEMENT

         The Company has entered into an agreement with Villiers Capital Corporation ("Villiers") whereby Villiers has agreed to provide office space and various business services to the Company for a monthly fee of $15,000. The agreement had an initial one-year term that expired on May 28, 1999, and provides for automatic one-year renewals unless canceled by either party in writing. The Company's Chief Executive Officer/President/Director/Stockholder is a stockholder and director and the Interim Vice President of Finance and Administration/Director/Stockholder is a stockholder and officer, respectively, in Villiers. Expenses under this agreement totaled $180,000 and $15,000 in the year ended June 30, 1999 and from inception to June 30, 1998, respectively.

         FINANCIAL ADVISORY SERVICES AGREEMENT

         The Company has entered into an agreement with Villiers Capital Partners, LLC ("VCP"), a wholly owned subsidiary of Villiers Capital Corporation, whereby VCP has agreed to provide corporate finance, investor relations, strategic and capital planning and other financial and management advice for a monthly fee of $3,500. The Agreement has an initial five-year term expiring October 31, 2003 and provides for automatic one-year renewals unless cancelled by either party in writing. In addition to the monthly fee, VCP will receive a commission for any funds they raise for the Company in accordance with the "Lehman" formula which ranges from one to five percent of funds raised. Expenses under this agreement were $28,000 and $-0- for the year ended June 30, 1999 and from inception to June 30, 1998, respectively.

         EMPLOYMENT AGREEMENTS

         The Company has an employment agreement with the Chief Executive Officer/President/Director commencing on June 1, 1998 for five years ending on May 31, 2003. The agreement may be renewed for another five-year term at mutually agreed upon terms and conditions. Salaries for the five years are $150,000, $180,000, $240,000, $240,000 and $300,000. No salaries were paid during the years ended June 30, 1999 and 1998 (see Note 6). Bonuses for the five years of up to $80,000, $120,000, $120,000, $120,000 and $120,000 may be
granted based upon the Company's performance against financial targets as determined by the board of directors. No bonuses were granted for the years ended June 30, 1999 and 1998. Ten year warrants for common stock priced at $.05 are granted for the five years as follows: 1,000,000 warrants, 1,500,000, 1,500,000, 1,500,000 and 2,000,000. All warrants are issued as of the last day of the fiscal year beginning June 30, 1999. The number of warrants shall be adjusted for any splits or reverse splits of the Company's common stock.

         The Company has an employment agreement with the Interim Vice President of Finance and Administration/Director commencing on June 1, 1998 for an initial six-month term. The agreement shall automatically renew for successive six-month terms unless cancelled by either party. Monthly salaries for the first three six-month terms are $3,500, $5,000 and $5,000. No salaries were paid during the years ended June 30, 1999 and 1998 (see Note
6). Subsequent six-month terms shall be at a monthly salary of $7,500. Bonuses may be granted based upon the Company's performance against financial targets as determined by the board of directors. No bonuses were granted for the years ended June 30, 1999 and 1998. Ten-year warrants for common stock priced at $.05 shall be granted at the rate of 100,000 warrants per month issued on the first of each month beginning July 1, 1998. The number of warrants shall be adjusted for any splits or reverse splits of the Company's common stock.

         The Company has an employment agreement with its Vice President of Operations commencing on May 1, 1999 for four years at a salary of $7,500 per month.

         WAREHOUSE LEASE

         The Company, through its subsidiary, leases warehouse space from the Port of Pensacola, Florida for approximately $24,900 per year plus applicable sales tax expiring October 31, 1999. The Company has renewed this lease subsequent to year end for a ten-year term expiring January 4, 2010. Rent expense for the year ended June 30, 1999 was $2,230.

         Minimum annual commitments under a non-cancelable lease in effect at June 30, 1999 are as follows:

               Year ended June 30,
               -------------------

                         2000                     $ 42,450
                         2001                     $ 62,500
                         2002                     $ 67,500
                         2003                     $ 72,500
                         2004                     $ 80,000
                         Thereafter               $542,500

NOTE 11 - INCOME TAXES:

         At June 30, 1999, the Company had federal net operating loss carryforwards of approximately $625,000. The net operating losses will expire in the various years through June 30, 2014. The Company also had state net operating loss carryforwards in the state in which it operates.

         A reconciliation of income tax computed at the federal statutory corporate tax rate to income tax expense on the net loss from continuing and discontinued operations is:

                                                                    Year ended June 30,
                                                        1999                                 1998
                                             ------------------------------        ---------------------------
                                               Amount              Percent           Amount           Percent
                                             ----------           ---------        ----------        ---------
Income tax benefit at
  federal statutory rate                     $(212,500)            (34.0)%         $(20,400)           (34.0)%
Valuation allowance                            212.500              34.0             20.400             34.0
                                             ---------             -----           --------            -----
                                              $  -                   -   %          $  -                 -   %
                                             =========             =====           ========            =====

         Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

         The Company has a net deferred tax asset at June 30, 1999 and 1998 of approximately $212,500 and $20,400, respectively. This amount consists primarily of net operating losses. A valuation allowance has been established to reduce this net deferred asset to zero based upon the uncertainty regarding realization of such tax benefits given the Company's development stage status.

NOTE 12 - RELATED PARTY TRANSACTIONS:

         A material portion of the Company's selling, general and administrative expenses were paid to Villiers Capital Corporation ("VCC") as reimbursements for amounts advanced for various expenses including travel, entertainment, telephone and other office expenses.

NOTE 13 - INDUSTRY SEGMENTS:

         The Company operates substantially in one industry segment as described in Note 1.

NOTE 14 - SUBSEQUENT EVENTS:

         On September 20, 1999, the Company issued six Convertible Notes for a combined value of $975,000. The notes are for one year and bear interest at a rate of 10% per annum. The holders of the notes have the option to convert only the entire amount and not any portion thereof, of the unpaid principal and interest into shares of common stock of the Company at a share price equal to fifty percent of the share price of the last trade on the NASD OTC Bulletin Board on the date of conversion. The conversion may take place anytime while the note is outstanding. The Company has the right to prepay unpaid principal of this note without penalty. In the event the Company elects to prepay the Notes, the holders have ten days to exercise their conversion rights.

         In addition, the holder shall be issued warrants equal to five percent of the converted principal exercisable at a share price equal to the share price for the holder on the date of conversion. These warrants expire after five years on September 20, 2004. Cash in the amount of $680,000 was received during the year ended June 30, 1999. On September 28, 1999, the notes and accrued interest were converted into 335,337 shares of common stock.

         As per generally accepted accounting principles, the right to convert the debt to equity is considered a beneficial conversion feature. As such, the entire $975,000 fair value of these notes are considered to be additional paid-in capital with an allocation to be made between the beneficial conversion feature and the warrants. The corresponding charge to interest will also be recorded in the year ended June 30, 2000.

         See Note 8 for issuances of common stock subsequent to year end and a one-for-thirty reverse stock split.

NOTE 15 - GOING CONCERN MATTERS:

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. From its date of inception (May 12, 1998) through June 30, 1999, the Company has been building its customer base and preparing for production primarily through external sources of liquidity. Any further business activities are based upon the successful raising of capital via external sources. Failure to do so may indicate that the Company will be unable to continue as a going concern.

         The financial statements do not include any adjustments relating to the recoverability of assets that might be necessary should the Company be unable to continue as a going concern. The Company intends to pursue additional funding in the form of direct equity and debt financing. The Company also expects revenues from operations to allow it to expand its business.

         Management believes that the Company will require $1,500,000 to meet its cash needs for the year ending June 30, 2000 to be used to fund current operations as well as research and general and administrative expenses. During the quarter ended September 30, 1999, the Company had raised $395,000 through convertible debt.

                                  EXHIBIT FS-2
                                  ------------

                    TIMBER RESOURCES INTERNATIONAL, INC. AND
                   SUBSIDIARY (A DEVELOPMENTAL STAGE COMPANY)
             CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED, PREPARED
                      BY THE MANAGEMENT) SEPTEMBER 30, 1999

                      TIMBER RESOURCES INTERNATIONAL, INC.
                                 AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)


                              *********************


                        CONSOLIDATED FINANCIAL STATEMENTS
                     (UNAUDITED, PREPARED BY THE MANAGEMENT)



                               SEPTEMBER 30, 1999

[LOGO]                           [LETTERHEAD]


                              MANAGEMENT'S REPORT


To the Stockholders of
       Timber Resources International, Inc. and Subsidiary:

       Management is responsible for the integrity and objectivity of the data included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management judgement.

       Established accounting procedures and related systems of internal control provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, and that policies and procedures are implemented by qualified personnel.



/s/ Aziz Hirji
Aziz Hirji
Chairman and CEO



December 15, 1999

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)




                                TABLE OF CONTENTS




MANAGEMENT'S REPORT dated December 15, 1999





CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet as of September 30, 1999                     1

Consolidated Statements of Operations for the quarter
         Ended September 30, 1999                                       2

Consolidated Statements of Stockholders' Equity (Deficit)
         For the quarter ended September 30, 1999                       3

Consolidated Statements of Cash Flows for the quarter
         Ended September 30, 1999                                       4

Notes to Consolidated Financial Statements                              5

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999

A S S E T S                                                      September 30, 1999
                                                                 ------------------
Current assets:
     Cash                                                        $    19,242
     Loan receivable - net of reserve for impairment                   1,000
     Prepaid expenses                                                 88,761
     Inventories                                                      98,516
     Other Current Assets                                             78,135
                                                                 -----------
           Total current assets                                      285,654

Fixed assets, at cost:                                                86,120
     Less accumulated depreciation                                     2,872
                                                                 -----------
                                                                      83,248

Other assets:
     Investment in subsidiary                                         25,700
     Investment - net of reserve for impairment                        1,000
     Goodwill and other intangibles, net of accumulated
     amortization of $9,992                                          589,541
     Other assets                                                        642
                                                                 -----------
                                                                     616,883
                                                                 -----------
                                                                 $   985,785
                                                                 ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
     Accounts payable and accrued expenses                       $   553,383
     Notes payable - convertible debt                                100,000
     Current portion of long-term debt                               100,000
                                                                 -----------
          Total current liabilities                                  753,383

Long-term debt                                                       400,000

Shareholders' and members' equity:
     Preferreds tock, $5.00 par value,
        6,000,000 shares authorized, non issued
     Common stock, $0.001 par value;
        authorized 100,000,000 shares, issued
        and outstanding 885,337 shares                                16,836
     Additional paid-in capital                                    1,453,164
     Deficit                                                      (1,637,598)
                                                                 -----------
                                                                    (167,598)

                                                                 $   985,785
                                                                 ===========

The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999

                                                               Three months ended       May 1998 through
                                                               September 30, 1999     September 30, 1999
Costs and expenses:
     Financial advisory and investment banking fees            $           33,250     $           61,250
     Rent and services fees                                               116,314                296,314
     Selling, general, research and
        administrative expenses                                           275,913              1,241,654
     Depreciation and amortization                                          2,166                  8,792
                                                              --------------------   --------------------

Total expenses                                                            427,643              1,608,010
                                                              --------------------   --------------------

Operating loss                                                           (427,643)            (1,608,010)

Interest income                                                             5,284

Interest expense                                                          (16,640)               (29,588)
                                                              --------------------   --------------------

Net loss                                                       $         (438,999)    $       (1,637,598)
                                                              ====================   ====================

Basic and diluted loss per share                               $            (0.49)    $            (2.69)
                                                              ====================   ====================

The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                      FOR THE YEAR ENDED JUNE 30, 1999 AND

                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999


                                                                                                  Deficit
                                                                                                Accumulated
                                                                             Additional           During              Total
                                                 Common Stock                  Paid-In         Developmental      Stockholders'
                                            Shares          Amount             Capital             Stage        Equity (Deficit)
                                            ------          ------             -------             -----        ----------------
Balance at June 30, 1998                    500,000        $ 15,000         $    85,000        $     (80,130)       $    19,870
                                            -------        --------        ------------        -------------        -----------
Compensation at $.03 per share
   to director                               33,333           1,000                                                       1,000
Cash at $.30 per share
   from private placement                     6,667             200             199,800                                 200,000
Compensation at $.60 per share                6,667             200               3,800                                   4,000
Shares issued at $60 per share
   in acquisition of wholly-owned
   subsidiary                                 3,333             100             199,900                                 200,000
Registration costs                                                              (10,000)                                (10,000)
Net loss                                                                                          (1,038,339)        (1,037,621)
                                                                                               -------------        -----------

Balance at June 30, 1999                    550,000        $ 16,500         $   478,500        $  (1,118,469)       $  (622,751)
                                            -------        --------         -----------        -------------        -----------

Shares issued at $3 per share
at conversion of six debt Notes             335,337             336             974,664                                 975,000
Net loss                                                                                       $    (438,999)       $  (438,999)
                                                                                               -------------        ------------

Balance at September 30, 1999               885,337        $ 16,836         $ 1,453,164        $  (1,637,598)       $   (86,750)
                                            =======        ========         ===========        ==============       ============


The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999


                                                                           Three months ended
                                                                           September 30, 1999
                                                                       ---------------------------
Cash flows from operating activities:
     Net loss                                                           $                (438,999)
    Adjustments to reconcile net loss to net cash
    used in operating activities:
          Interest accrued on loan receivable                                              (5,284)
          Stock issued as compensation
          Depreciation                                                                      2,154
          Changes in assets and liabilities:
                  Inventories                                                             (95,504)
                  Accounts payable and accrued expenses                                   257,489
                                                                       ---------------------------
                            Net cash used in operating activities                        (280,144)
                                                                       ---------------------------

Cash flows from investing activities:
     Cash expenditures-net
     Other net
          Net cash used in investing activities

Cash flows from financing activities:
   Proceeds from issuance of common stock                                                 150,748
   Stock issuance costs                                                                   (14,739)
   Proceeds from issuance of convertible debt                                             100,000
                                                                       ---------------------------
        Net cash provided by financing activities                                         236,009
                                                                       ---------------------------

Increase in cash                                                                          (44,135)

Cash - beginning of period                                                                 63,377
                                                                       ---------------------------

Cash - end of period                                                    $                  19,242
                                                                       ===========================

The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - DEVELOPMENT STAGE OPERATIONS:

         Timber Resources International, Inc. (the "Company") was incorporated on May, 28, 1998 under the laws of the State of Delaware and intends to conduct timber related activities internationally, including management and acquisition of timberlands globally, manufacturing of sawn lumber, and the sale of value-added wood products. The Company is considered to be in the development stage, has not generated any revenues to date, and has directed its efforts since inception towards raising capital for its proposed operations.

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant accounts and transactions have been eliminated in consolidation.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         FIXED ASSETS

         Fixed assets are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. Repairs and maintenance are charged to expense as incurred; renewals and betterments, which significantly extend the useful lives existing fixed assets, are capitalized.

         GOODWILL

         Amortization is provided using the straight-line method over the estimated useful life of 20 years.

         INCOME TAXES

         Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No 109, "Accounting for Income Taxes". As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts.

Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

         EARNINGS PER SHARE

         Effective December 15, 1997, the Financial Accounting standards Board issued Statement No. 128, "Earnings per Share". Statement No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded from basic earnings per share but included in the computation of diluted earnings per share. All earnings per share amounts have been restated so as to comply with Statement No. 128.

         FAIR VALUE DISCLOSURES

         The carrying amounts of cash, other current assets, accounts payable and accrued expenses, and other current liabilities approximate fair value because of the short-term maturity of these instruments. The stated value of long-term debt, including current maturities, approximates fair value.


NOTE 3 - FIXED ASSETS

                                                                   September 30,
                                                                       1999
                                                                   -------------
Equipment                                                            $86,120
         Less accumulated depreciation                                 2,872
                                                                   -------------

                                                                     $83,248

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                           September 30,
                                                                                                1999
                                                                                           -------------
Interest
Officers' Salaries                                                                            $ 63,500
Professional Fees                                                                               92,696
Equipment Rental                                                                                96,744
Other Saw Mill Supplies                                                                        288,393
Debt and equity issuance costs                                                                  12,000
                                                                                              --------

                                                                                              $553,383
                                                                                              --------
                                                                                              --------

NOTE 5 - LONG-TERM DEBT

         Long-term debt consists of the following:

                                                                                            September 30,
                                                                                                1999
                                                                                            -------------
Amounts due to shareholders of the subsidiary,
Payable in stock of the parent, at the then-current
Publicly traded, price, due in $100,000 installments
on May 15, 2000, 2001, and 2002                                                               $300,000
Promissory notes, payable with accrued interest at
8% per annum, due on September 1, 2008.                                                        200,000
                                                                                              --------
                                                                                               500,000
Less current maturities                                                                        100,000
                                                                                              --------
                                                                                              $400,000
                                                                                              --------
                                                                                              --------

Annual maturities of long-term debt are as follows:


QUARTER ENDED SEPTEMBER 30, 1999
          2000                         $100,000
          2001                          100,000
          2002                          100,000
          2003                             -
          2004                             -
          Thereafter                    200,000
                                       --------
                                       $500,000
                                       --------
                                       --------

NOTE 6 - STOCKHOLDERS' EQUITY

         CONVERSION OF DEBT NOTES

         On September 28, 1999, 335,340 post reverse split shares of common stock were issued pursuant to the conversion of the Convertible Notes which totals $1,006,010.10 unpaid principal and accrued interest.

         COMPENSATORY SHARES

         In November 1999, 30,000 shares of common stock were issued at $1 per share, or $30,000, as compensation to Adam Barnett.

         In December 1999, 75,500 shares of common stock were issued at $.10 per share, or $7,500, as compensation to Trevor Alfred.

         REVERSE STOCK SPLIT

         On September 29, 1999, the Board of Directors approved a one-for-thirty reverse stock split of the common stock. All quantities of common stock in these financial statements reflect the reverse split.

         PREFERRED STOCK

         The Company is authorized to issue up to 6,000,000 shares of $5.00 par value convertible preferred stock. The rights and privileges of the shares will be determined by the Company's Board of Directors at the time of issuance. None of the shares have been issued.


NOTE 7 - COMMITMENTS

         RENT AND SERVICES AGREEMENT

         The Company has entered into an agreement with Villiers Capital Corporation ("Villiers") whereby Villiers has agreed to provide office space and various business services to the Company for a monthly fee of $15,000. The agreement had an initial one-year term that expired on May 28, 1999, and provides for automatic one-year renewals unless canceled by either party in writing. The Company's Chief Executive Officer, President, Director, Stockholder is a stockholder and director and the Interim Vice President of Finance and Administration/Director/Stockholder is a stockholder and officer, respectively, in Villiers.

         FINANCIAL ADVISORY SERVICES AGREEMENT

         The Company has entered into an agreement with Villiers Capital Partners, LLC ("VCP"), a wholly owned subsidiary of Villiers Capital Corporation, whereby VCP has agreed to provide corporate finance, investor relations, strategic and capital planning and other financial and management advice for a monthly fee of $3,500. The Agreement has an initial five-year term expiring October 31, 2003 and provides for automatic one-year renewals unless cancelled by either party in writing. In addition to the monthly fee, VCP will receive a commission for any funds they raise for the Company in accordance with the "Lehman" formula, which ranges from one to five percent of funds raised.

         EMPLOYMENT AGREEMENTS

         The Company has an employment agreement with the Chief Executive Officer/President/Director commencing on June 1, 1998 for five years ending on May 31, 2003. The agreement may be renewed for another five-year term at mutually agreed upon terms and conditions. Salaries for the five years are $150,000, $180,000, $240,000 $240,000 and $300,000. No salaries were paid during the years ended June 30, 1999 and 1998 (see Note 6). Bonuses for the five years of up to $80,000, $120,000, $120,000, $120,000 and $120,000 may be granted based upon the Company's performance against financial targets as determined by the board of directors. No bonuses were granted for the years ended June 30, 1999 and 1998. Ten year warrants for common stock priced at $.05 are granted for the five years as follows: 1,000,000 warrants, 1,500,000, 1,500,000, 1,500,000 and
2,000,000. All warrants are issued as of the last day of the fiscal year beginning June 30, 1999. The number of warrants shall be adjusted for any splits or reverse splits of the Company's common stock.

         The Company has an employment agreement with the Interim Vice President of Finance and Administration/Director commencing on June 30, 1998 for an initial six-month term. The agreement shall automatically renew for successive six-month terms unless cancelled by either party. Monthly salaries for the first three six-month terms are $3,500, $5,000 and $5,000. No salaries were paid during the years ended June 30, 1999 and 1998 (see Note 6). Subsequent six-month terms shall be at a monthly salary of $7,500. Bonuses may be granted based upon the Company's performance against financial targets as determined by the board of directors. No bonuses were granted for the years ended June 30, 1999 and 1998. Ten-year warrants for common stock priced at $.05 shall be granted at the rate of 100,000 warrants per month issued on the first of each month beginning July 1, 1998. The number of warrants shall be adjusted for any splits or reverse splits of the Company's common stock.

         The Company has an employment agreement with its Vice President of Operations commencing on May 1, 1999 for four years at a salary of $7,500 per month.

         The Company has an employment agreement with its Vice President of Marketing commencing on September 1, 1999 for five years at a salary of $60,000 per annum, payable at the rate of $5,000 a month.

         WAREHOUSE LEASE

         The Company, through its subsidiary, leases 55,000 square feet of warehouse space from the Port of Pensacola, Florida. The Company has renewed this lease for a ten-year term expiring January 4, 2010.

         Minimum annual commitments under a non-cancelable lease in effect are as follows:

         Year Ended January 4
         --------------------
                  2001                      $60,000
                  2002                      $65,000
                  2003                      $70,000
                  2004                      $75,000
                  2005                      $85,000
                  2006                      $90,000
                  2007                      $95,000
                  2008                      $100,000
                  2009                      $105,000
                  2010                      $110,000

         This guaranteed annual minimum would consist of the following fees - wharfage, dockage, handling, and stevedore - that would generate as the result of Southern Hardwoods having a presence at the Port. The wharfage rates in effect during the initial term of this lease shall be as follows: $1.40 for annual short tons from 1 to 30,000; $1.20 for annual short tons from 30,001 to 60,000; and $1.00 for annual short tons from 60,001 and greater.


NOTE 8 - INDUSTRY SEGMENTS

         The Company operates substantially in one industry segment as described in Note 1.

                                  EXHIBIT FS-3
                                  ------------

                    TIMBER RESOURCES INTERNATIONAL, INC. AND
                   SUBSIDIARY (A DEVELOPMENTAL STAGE COMPANY)
             CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED, PREPARED
                      BY THE MANAGEMENT) DECEMBER 31, 1999

                      TIMBER RESOURCES INTERNATIONAL, INC.
                                 AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)


                              *********************


                        CONSOLIDATED FINANCIAL STATEMENTS
                     (UNAUDITED, PREPARED BY THE MANAGEMENT)



                                DECEMBER 31, 1999

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)




                                TABLE OF CONTENTS




MANAGEMENT'S REPORT dated January 20, 2000



CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet as of December 31, 1999                         1

Consolidated Statements of Operations for the quarter
         Ended December 31, 1999                                           2

Consolidated Statements of Stockholders' Equity (Deficit)
         For the quarter ended December 31, 1999                           3

Consolidated Statements of Cash Flows for the quarter
         Ended December 31, 1999                                           4

Notes to Consolidated Financial Statements                                 5

[LOGO]                            [LETTERHEAD]


                              MANAGEMENT'S REPORT


To the Stockholders of
       Timber Resources International, Inc. and Subsidiary:

       Management is responsible for the integrity and objectivity of the data included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management judgement.

       Established accounting procedures and related systems of internal control provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, and that policies and procedures are implemented by qualified personnel.




Aziz Hirji
Chairman and CEO



January 20, 2000

                                   [FOOTER]

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1999


A S S E T S                                                                            December 31,1999
                                                                                       ----------------
CURRENT ASSETS:
     Cash                                                                            $               7,406
     Receivables                                                                                   191,500
     Loan receivable - net of reserve for impairment                                                 1,000
     Prepaid expenses                                                                               70,967
     Inventories                                                                                   177,000
                                                                                    ----------------------
           Total current assets                                                                    447,873

Fixed assets, at cost:                                                                              86,120
     Less accumulated depreciation                                                                   5,026
                                                                                    ----------------------
                                                                                                    81,094

Other assets:
     Investment - net of reserve for impairment                                                      1,000
     Goodwill and other intangibles, net of accumulated                                            582,047
                                                                                    ----------------------
     amortization of $17,486                                                                       583,047
                                                                                    ----------------------
                                                                                     $           1,112,014
                                                                                    ======================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
     Accounts payable and accrued expenses                                           $             823,193
     Notes payable - convertible debt                                                              100,000
     Current portion of long-term debt                                                             100,000
                                                                                    ----------------------
          Total current liabilities                                                              1,023,193

Long-term debt                                                                                     400,000

Shareholders' and members' equity:
     Preferreds tock, $5.00 par value,
        6,000,000 shares authorized, non issued
     Common stock, $0.001 par value;
        authorized 100,000,000 shares, issued
        and outstanding 1,045,837 shares                                                            16,851
     Additional paid-in capital                                                                  1,468,149
     Deficit                                                                                    (1,796,179)
                                                                                    ----------------------
                                                                                                  (311,179)

                                                                                     $           1,112,014
                                                                                    ======================


The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                     FOR THE QUARTER ENDED DECEMBER 31, 1999


                                                          Three months ended         Three months ended         May 1998 through
                                                           December 31, 1999         September 30, 1999       September 30, 1999
                                                          ------------------         ------------------       ------------------
Costs and expenses:
     Financial advisory and investment banking fees       $            3,500         $           33,250       $           64,750
     Rent and services fees                                           15,000                    116,314                  311,314
     Selling, general, research and
        administrative expenses                                      126,922                    270,629                1,368,576
     Depreciation and amortization                                     3,226                      2,166                   12,018
                                                          ------------------         ------------------       ------------------

Total expenses                                                       148,648                    422,359                1,756,658
                                                          ------------------         ------------------       ------------------

Operating loss                                                      (148,648)                  (422,359)              (1,756,658)

Interest income                                                          862

Interest expense                                                     (10,795)                   (16,640)                 (40,383)
                                                          ------------------         ------------------       ------------------

Net loss                                                  $         (158,581)        $         (438,999)      $       (1,796,179)
                                                          ==================         ==================       ==================


Basic and diluted loss per share                          $            (0.17)        $            (0.49)      $            (2.69)
                                                          ==================         ==================       ==================



               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                     FOR THE QUARTER ENDED DECEMBER 31, 1999


                                                                                                Deficit
                                                                                              Accumulated
                                                                               Additional        During             Total
                                              Common Stock                      Paid-In       Developmental      Stockholders'
                                              Shares          Amount            Capital           Stage         Equity (Deficit)
                                              ------          ------            -------           -----         ---------------
Balance at June 30, 1998                     500,000        $ 15,000           $ 85,000      $     (80,130)     $        19,870
                                             -------        --------           --------      -------------      ---------------

Compensation at $.03 per share
   to director                                33,333           1,000                                                      1,000
Cash at $.30 per share
   from private placement                      6,667             200            199,800                                 200,000
Compensation at $.60 per share                 6,667             200              3,800                                   4,000
Shares issued at $60 per share
   in acquisition of wholly-owned
   subsidiary                                  3,333             100            199,900                                 200,000
Registration costs                                                              (10,000)                                (10,000)
Net loss                                                                                        (1,038,339)          (1,037,621)
                                                                                             -------------      ---------------

Balance at June 30, 1999                     550,000        $ 16,500          $ 478,500      $  (1,118,469)      $     (622,751)
                                            --------        --------         ----------      -------------      ---------------

Shares issued at $3 per share
at conversion of six debt Notes              335,337             336            974,664                                975,000
Net loss                                                                                     $    (438,999)     $     (438,999)
                                                                                             --------------     ---------------

Balance at September 30, 1999                885,337        $ 16,836        $ 1,453,164      $  (1,637,598)          $ (86,750)
                                            --------        --------       ------------      -------------          ----------

Shares issued at $.30 per share               55,000              15             14,985                                 15,000

Compensation at $1.00 per share               30,000          30,000                                                    30,000

Compensation at $.10 per share                75,500           7,500                                                     7,500

Net loss                                                                                     $    (158,581)         $ (158,581)
                                                                                             -------------         -----------

Balance at December 31, 1999               1,045,837        $ 16,851        $ 1,468,149      $  (1,796,179)         $ (200,331)
                                           =========        ========        ===========      =============         ===========


The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                     FOR THE QUARTER ENDED DECEMBER 31, 1999


                                                                           Three months ended
                                                                           December 31, 1999
                                                                       ---------------------------
Cash flows from operating activities:
     Net loss                                                                          $ (158,581)
    Adjustments to reconcile net loss to net cash
    used in operating activities:
          Interest accrued on loan receivable                                                (862)
          Stock issued as compensation                                                     37,500
          Depreciation                                                                      2,154
          Changes in assets and liabilities:
                  Accounts and other receivables                                         (113,365)
                  Inventories                                                             (78,484)
                  Prepaid expenses                                                         17,794
                  Accounts payable and accrued expenses                                   267,758
                                                                       ---------------------------
                            Net cash used in operating activities                         (26,086)
                                                                       ---------------------------

Cash flows from investing activities:
     Cash expenditures-net
     Other net
          Net cash used in investing activities

Cash flows from financing activities:
   Proceeds from issuance of common stock                                                  15,000
   Stock issuance costs                                                                      (750)
                                                                       ---------------------------
        Net cash provided by financing activities                                          14,250
                                                                       ---------------------------

Increase in cash                                                                          (11,836)

Cash - beginning of period                                                                 19,242
                                                                       ---------------------------

Cash - end of period                                                                    $   7,406
                                                                       ===========================


The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - DEVELOPMENT STAGE OPERATIONS:

         Timber Resources International, Inc. (the "Company") was incorporated on May, 28, 1998 under the laws of the State of Delaware and intends to conduct timber related activities internationally, including management and acquisition of timberlands globally, manufacturing of sawn lumber, and the sale of value-added wood products. The Company is considered to be in the development stage, has not generated any revenues to date, and has directed its efforts since inception towards raising capital for its proposed operations.

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant accounts and transactions have been eliminated in consolidation.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         FIXED ASSETS

         Fixed assets are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. Repairs and maintenance are charged to expense as incurred; renewals and betterments, which significantly extend the useful lives existing fixed assets, are capitalized.

         GOODWILL

         Amortization is provided using the straight-line method over the estimated useful life of 20 years.

         INCOME TAXES

         Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No 109, "Accounting for Income Taxes". As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts.

Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

         EARNINGS PER SHARE

         Effective December 15, 1997, the Financial Accounting standards Board issued Statement No. 128, "Earnings per Share". Statement No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded from basic earnings per share but included in the computation of diluted earnings per share. All earnings per share amounts have been restated so as to comply with Statement No. 128.

         FAIR VALUE DISCLOSURES

         The carrying amounts of cash, other current assets, accounts payable and accrued expenses, and other current liabilities approximate fair value because of the short-term maturity of these instruments. The stated value of long-term debt, including current maturities, approximates fair value.


NOTE 3 -FIXED ASSETS

                                                                 December 31,
                                                                     1999
                                                                 ------------
Equipment                                                          $86,120
         Less accumulated depreciation                               5,026
                                                                 ------------

                                                                   $81,094

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                              December 31,
                                                                  1999
                                                              ------------
Interest
Officers' Salaries                                             $108,500
Professional Fees                                               100,325
Equipment Rental                                                186,774
Other Saw Mill Supplies                                         426,844
Debt and equity issuance costs                                      750
                                                                -------

                                                               $823,193
                                                                -------
                                                                -------

NOTE 5 - LONG-TERM DEBT

         Long-term debt consists of the following:

                                                               December 31,
                                                                  1999
                                                               ------------
Amounts due to shareholders of the subsidiary,
Payable in stock of the parent, at the then-current
Publicly traded, price, due in $100,000 installments
on May 15, 2000, 2001, and 2002.                               $300,000
Promissory notes, payable with accrued interest at
8% per annum, due on September 1, 2008.                         200,000
                                                                -------
                                                                500,000
Less current maturities                                         100,000
                                                                -------
                                                               $400,000
                                                                -------
                                                                -------

Annual maturities of long-term debt are as follows:


QUARTER ENDED DECEMBER 31, 1999
         2000           $100,000
         2001            100,000
         2002            100,000
         2003               -
         2004               -
         Thereafter      200,000
                         -------
                        $500,000
                         -------
                         -------

NOTE 6 - STOCKHOLDERS' EQUITY

         PRIVATE PLACEMENTS

         In December 1999, the Company completed a private placement of 55,000 shares of its Common Stock for $.30 per share, or $15,000.

         COMPENSATORY SHARES

         In November 1999, 30,000 shares of common stock were issued at $1 per share, or $30,000, as compensation to Adam Barnett.

         In December 1999, 75,500 shares of common stock were issued at $.10 per share, or $7,500, as compensation to Trevor Alfred.

         PREFERRED STOCK

         The Company is authorized to issue up to 6,000,000 shares of $5.00 par value convertible preferred stock. The rights and privileges of the shares will be determined by the Company's Board of Directors at the time of issuance. None of the shares have been issued.


NOTE 7 - COMMITMENTS

         RENT AND SERVICES AGREEMENT

         The Company has entered into an agreement with Villiers Capital Corporation ("Villiers") whereby Villiers has agreed to provide office space and various business services to the Company for a monthly fee of $15,000. The agreement had an initial one-year term that expired on May 28, 1999, and provides for automatic one-year renewals unless canceled by either party in writing. The Company's Chief Executive Officer/President/Director/Stockholder is a stockholder and director and the Interim Vice President of Finance and Administration/Director/Stockholder is a stockholder and officer, respectively, in Villiers.


         FINANCIAL ADVISORY SERVICES AGREEMENT

         The Company has entered into an agreement with Villiers Capital Partners, LLC ("VCP"), a wholly owned subsidiary of Villiers Capital Corporation, whereby VCP has agreed to provide corporate finance, investor relations, strategic and capital planning and other financial and management advice for a monthly fee of $3,500. The Agreement has an initial five-year term expiring October 31, 2003 and provides for automatic one-year renewals unless cancelled by either party in writing. In addition to the monthly fee, VCP will receive a commission for any funds they raise for the Company in accordance with the "Lehman" formula, which ranges from one to five percent of funds raised.

         EMPLOYMENT AGREEMENTS

         The Company has an employment agreement with the Chief Executive Officer/President/Director commencing on June 1, 1998 for five years ending on May 31, 2003. The agreement may be renewed for another five-year term at mutually agreed upon terms and conditions. Salaries for the five years are $150,000, $180,000, $240,000 $240,000 and $300,000. No salaries were paid during the years ended June 30, 1999 and 1998 (see Note 6). Bonuses for the five years of up to $80,000, $120,000, $120,000, $120,000 and $120,000 may be granted based upon the Company's performance against financial targets as determined by the board of directors. No bonuses were granted for the years ended June 30, 1999 and 1998. Ten year warrants for common stock priced at $.05 are granted for the five years as follows: 1,000,000 warrants, 1,500,000, 1,500,000, 1,500,000 and
2,000,000. All warrants are issued as of the last day of the fiscal year beginning June 30, 1999. The number of warrants shall be adjusted for any splits or reverse splits of the Company's common stock.

         The Company has an employment agreement with the Interim Vice President of Finance and Administration/Director commencing on June 30, 1998 for an initial six-month term. The agreement shall automatically renew for successive six-month terms unless cancelled by either party. Monthly salaries for the first three six-month terms are $3,500, $5,000 and $5,000. No salaries were paid during the years ended June 30, 1999 and 1998 (see Note 6). Subsequent six-month terms shall be at a monthly salary of $7,500. Bonuses may be granted based upon the Company's performance against financial targets as determined by the board of directors. No bonuses were granted for the years ended June 30, 1999 and 1998. Ten-year warrants for common stock priced at $.05 shall be granted at the rate of 100,000 warrants per month issued on the first of each month beginning July 1, 1998. The number of warrants shall be adjusted for any splits or reverse splits of the Company's common stock.

         The Company has an employment agreement with its Vice President of Operations commencing on May 1, 1999 for four years at a salary of $7,500 per month.

         The Company has an employment agreement with its Vice President of Marketing commencing on September 1, 1999 for five years at a salary of $60,000 per annum, payable at the rate of $5,000 a month.


         WAREHOUSE LEASE

         The Company, through its subsidiary, leases 55,000 square feet of warehouse space from the Port of Pensacola, Florida. The Company has renewed this lease for a ten-year term expiring January 4, 2010.

         Minimum annual commitments under a non-cancelable lease in effect are as follows:


         YEAR ENDED JANUARY 4
                  2001                      $60,000
                  2002                      $65,000
                  2003                      $70,000
                  2004                      $75,000
                  2005                      $85,000
                  2006                      $90,000
                  2007                      $95,000
                  2008                      $100,000
                  2009                      $105,000
                  2010                      $110,000

         This guaranteed annual minimum would consist of the following fees - wharfage, dockage, handling, and stevedore - that would generate as the result of Southern Hardwoods having a presence at the Port. The wharfage rates in effect during the initial term of this lease shall be as follows: $1.40 for annual short tons from 1 to 30,000; $1.20 for annual short tons from 30,001 to 60,000; and $1.00 for annual short tons from 60,001 and greater.

NOTE 8 - INDUSTRY SEGMENTS

         The Company operates substantially in one industry segment as described in Note 1.

                                  EXHIBIT FS-4
                                  ------------

              TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
             (A DEVELOPMENT STORAGE COMPANY CONSOLIDATED FINANCIAL
                    STATEMENT (UNAUDITED) PREPARED BY THE
                         MANAGEMENT) MARCH 31, 2000.

                      TIMBER RESOURCES INTERNATIONAL, INC.
                                 AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)


                              *********************


                        CONSOLIDATED FINANCIAL STATEMENTS
                     (UNAUDITED, PREPARED BY THE MANAGEMENT)



                                 MARCH 31, 2000

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
               ---------------------------------------------------
                         (A DEVELOPMENTAL STAGE COMPANY)
                         -------------------------------



                                TABLE OF CONTENTS
                                -----------------



MANAGEMENT'S REPORT dated April 11, 2000



CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet as of March 31, 2000                        1

Consolidated Statements of Operations for the quarter
         Ended March 31, 2000                                          2

Consolidated Statements of Stockholders' Equity (Deficit)
         For the quarter ended March 31, 2000                          3

Consolidated Statements of Cash Flows for the quarter
         Ended March 31, 2000                                          4

Notes to Consolidated Financial Statements                             5


       [TIMBER RESOURCES INTERNATIONAL, INC. LETTERHEAD]



                  MANAGEMENT'S REPORT



To the Stockholders of
        Timber Resources International, Inc. and Subsidiary:

        Management is responsible for the integrity and objectivity of the data included in this report. The financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management judgement.

        Established accounting procedures and related systems of internal control provide reasonable assurance that assets are safeguarded, that the books and records properly reflect all transactions, and that policies and procedures are implemented by qualified personnel.




Aziz Hirji
Chairman and CEO



April 11, 2000

               TIMBER RESOURCES INTERNATIONAL INC, AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)


                           CONSOLIDATED BALANCE SHEET


                                 MARCH 31, 2000


  ASSETS                                                                      March 31, 2000
  ------                                                                      --------------
 CURRENT ASSETS:
    Cash                                                                     $       185,719
    Receivables                                                                      290,275
    Loan receivable - net of reserve for impairment                                    1,000
    Prepaid expenses                                                                  17,000
    Inventories                                                                      201,337
                                                                             ---------------

        Total current assets                                                         695,331
  Fixed assets, at cost:                                                              86,120
    Less accumulated depreciation                                                      7,180
                                                                             ---------------
                                                                                      78,940
  Other assets:
    Investment - net of reserve for impairment                                         1,000
    Goodwill and other intangibles, net of accumulated                               574,553
                                                                             ---------------
    amortization of $24,980                                                          575,553
                                                                             ---------------
                                                                             $     1,349,824
                                                                             ===============

  LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT?

  Current liabilities:
    Accounts payable and accrued expenses                                    $       961,544
    Notes payable - convertible debt                                                 100,000
    Current portion of long-term debt                                                100,000
                                                                             ---------------
        Total current liabilities                                                  1,161,544

  Long-term debt                                                                     400,000

  Shareholders' and members' equity:
    Preferreds tock, $5.00 par value,
      13,000,000 shares authorized, non issued
    Common stock, $0.001 par value;
      authorized 100,000,000 shares, issued
      and outstanding 3,453,274 shares                                               118,305
    Additional paid-in capital                                                     2,039,900
    Deficit                                                                      (2, 369,925)
                                                                             ---------------
                                                                                    (211,720)
                                                                             $     1,349,824
                                                                             ===============


The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
               ---------------------------------------------------
                         (A DEVELOPMENTAL STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                            ------------------------

                      FOR THE QUARTER ENDED MARCH 31, 2000


                                                                               Three months ended
                                                                                 March 31, 2000
                                                                               ------------------
Cash flows from operating activities:
    Net loss                                                                   $         (573,746)
    Adjustments to reconcile net loss to net cash
    used in operating activities:
          Stock issued as compensation                                                    100,127
          Depreciation                                                                      2,648
          Changes in assets and liabilities:
                  Accounts and other receivables                                          (90,000)
                  Inventories                                                             (33,112)
                  Prepaid expenses                                                         53,967
                  Accounts payable and accrued expenses                                   138,351
                                                                               ------------------
                            Net cash used in operating activities                        (401,765)
                                                                               ------------------

Cash flows from investing activities:
     Cash expenditures-net
     Other net
          Net cash used in investing activities

Cash flows from financing activities:
   Proceeds from issuance of common stock                                                 606,078
   Stock issuance costs                                                                   (26,000)
                                                                               ------------------
        Net cash provided by financing activities                                         580,078
                                                                               ------------------

Increase in cash                                                                          178,313

Cash - beginning of period                                                                  7,406
                                                                               ------------------

Cash - end of period                                                                    $ 185,719
                                                                               ==================


The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
               ---------------------------------------------------
                         (A DEVELOPMENTAL STAGE COMPANY)

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
            ---------------------------------------------------------

                      FOR THE QUARTER ENDED MARCH 31, 2000
                      ------------------------------------


                                                                                                   Deficit
                                                                                                 Accumulated
                                                                             Additional              During            Total
                                                 Common Stock                 Paid-In            Developmental     Stockholders'
                                            Shares           Amount           Capital                Stage       Equity (Deficit)
                                            ------           ------           -------                -----       ----------------
Balance at June 30, 1998                   1,000,000       $  15,000       $     85,000         $     (80,130)        $    19,870
                                          ----------       ---------       ------------         -------------         -----------

Compensation at $.0150 per share
   to director                                66,666           1,000                                                        1,000
Cash at $.15 per share
   from private placement                     13,334             200            199,800                                   200,000
Compensation at $.30 per share                13,334             200              3,800                                     4,000
Shares issued at $30 per share
   in acquisition of wholly-owned
   subsidiary                                  6,666             100            199,900                                   200,000
Registration costs                                                              (10,000)                                  (10,000)
Net loss                                                                                           (1,038,339)         (1,037,621)
                                                                                                -------------         -----------

Balance at June 30, 1999                   1,100,000       $  16,500       $    478,500          $ (1,118,469)        $  (622,751)
                                          ----------       ---------       ------------         -------------         -----------


Shares issued at $1.50 per share
at conversion of six debt Notes              670,674             975            974,025                                   975,000
Net loss                                                                                        $    (438,999)        $  (438,999)
                                                                                                -------------         -----------

Balance at September 30, 1999              1,770,674       $  17,475       $  1,452,525         $  (1,637,598)        $   (86,750)
                                          ----------       ---------       ------------         -------------         -----------


Shares issued at $.15 per share              110,000              15             14,985                                   15,000

Compensation at $.50 per share                60,000          30,000                                                      30,000

Compensation at $.05 per share               151,000           7,500                                                       7,500

Net loss                                                                                        $    (158,581)         $ (158,581)
                                                                                                -------------         -----------

Balance at December 31, 1999               1,880,674       $  17,490       $  1,467,510         $  (1,796,179)        $  (200,331)
                                          ----------       ---------       ------------         -------------         -----------


Shares issued at $.50 per share
     from private placement                   19,600              98              9,702                                     9,800
Compensation at $.50 per share                80,000          40,000                                                       40,000
Shares issued at $.50 per share
     from private placement                   30,000              15             14,985                                    15,000
Compensation at $.50 per share                16,654           8,327                                                        8,327
Shares issued at $.50 per share
     at conversion of the Debt Note          208,556             105            104,173                                   104,278
Compensation at $ 1.00 per share              20,000          20,000                                                       20,000
Shares issued at $ 1.96 per share
     from private placement                   10,206              20             19,980                                    20,000
Shares issued at $ 1.96 per share
     from private placement                    5,104              10              9,990                                    10,000
Compensation at $1.50 per share                  700           1,050                                                        1,050
Shares issued at $2.25 per share
     from private placement                    3,112                                                                        7,000
Compensation at $2.25 per share               12,000          27,000                                                       27,000
Compensation at $1.875 per share               2,000           3,750                                                        3,750
Shares issued at $1.875 per share
     from private placement                   10,668              20             19,980                                    20,000
Shares issued at $.35 per shares
     from private placement                1,134,000             400            399,600                                   400,000
Shares issued at $1.00 per share
     from private placement                   20,000              20             19,980                                    20,000

Registration costs                                                              (26,000)                                  (26,000)

Net loss                                                                                             (573,746)           (573,746)
                                                                                                -------------         -----------

Balance at March 31, 2000                  3,453,274       $ 118,305       $  2,039,900         $  (2,369,925)        $   (93,872)
                                          ==========       =========       ============         =============         ===========


The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
                         (A DEVELOPMENTAL STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE QUARTER ENDED MARCH 31, 2000


                                            Three months           Three months            Three months
                                                ended                  ended                   ended            May 1998 through
                                            March 31, 2000       December 31, 1999       September 30, 1999     September 30, 1999
                                            --------------       -----------------       ------------------     ------------------
  Revenues:
     Sales                                  $      476,500       $                       $                      $
       Less allowance for uncollectibles           119,125
                                            --------------       -----------------       ------------------     ------------------
     Net sales                                     357,375
  Costs and expenses:
    Financial advisory /investment banking          40,803                   3,500                   33,250                 64,750
      fees
    Rent and services fees                         152,000                  15,000                  116,314                311,314
    Cost of merchandise sold                       327,072
    Selling, general, research and
      administrative expenses                      397,320                 126,922                  270,629              1,368,576
    Depreciation and amortization                    9,648                   3,226                    2,166                 12,018
                                            --------------       -----------------       ------------------     ------------------
  Total expenses                                   926,843                 148,648                  422,359              1,756,658
                                            --------------       -----------------       ------------------     ------------------
  Operating loss                                  (569,468)               (148,648)                (422,359)            (1,756,658)
  Interest income                                                              862
  Interest expense                                  (4,278)                (10,795)                 (16,640)               (40,383)
                                            --------------       -----------------       ------------------     ------------------
  Net loss                                  $     (573,746)      $        (158,581)      $         (438,999)    $       (1,796,179)
                                            ==============       =================       ==================     ==================

  Basic and diluted loss per share          $        (0.17)      $           (0.17)      $            (0.49)    $            (2.69)
                                            ==============       =================       ==================     ==================



The accompanying notes are an integral part of the consolidated financial statements.

               TIMBER RESOURCES INTERNATIONAL, INC. AND SUBSIDIARY
               ---------------------------------------------------
                         (A DEVELOPMENTAL STAGE COMPANY)



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

NOTE 1 - DEVELOPMENT STAGE OPERATIONS:

         Timber Resources International, Inc. (the "Company") was incorporated on May, 28, 1998 under the laws of the State of Delaware and intends to conduct timber related activities internationally, including management and acquisition of timberlands globally, manufacturing of sawn lumber, and the sale of value-added wood products. The Company is considered to be in the development stage, has not generated any revenues to date, and has directed its efforts since inception towards raising capital for its proposed operations.

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant accounts and transactions have been eliminated in consolidation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         FIXED ASSETS

         Fixed assets are stated at cost and are depreciated on a straight-line basis over their estimated useful lives. Repairs and maintenance are charged to expense as incurred; renewals and betterments, which significantly extend the useful lives existing fixed assets, are capitalized.

         GOODWILL

         Amortization is provided using the straight-line method over the estimated useful life of 20 years.

         INCOME TAXES

         Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No 109, "Accounting for Income Taxes". As required under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts.

Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the tax change.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

         EARNINGS PER SHARE

         Effective December 15, 1997, the Financial Accounting standards Board issued Statement No. 128, "Earnings per Share". Statement No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded from basic earnings per share but included in the computation of diluted earnings per share. All earnings per share amounts have been restated so as to comply with Statement No. 128.

         FAIR VALUE DISCLOSURES

         The carrying amounts of cash, other current assets, accounts payable and accrued expenses, and other current liabilities approximate fair value because of the short-term maturity of these instruments. The stated value of long-term debt, including current maturities, approximates fair value.


NOTE 3 -FIXED ASSETS

                                                             March 31, 2000
                                                             --------------
Equipment                                                          $86,120
         Less accumulated depreciation                               7,180
                                                             -------------
                                                                   $78,940

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                                             March 31, 2000
                                                            ----------------
Officers' Salaries                                              $176,000
Professional Fees                                                 59,288
Equipment Rental                                                 136,277
Other Saw Mill Supplies                                          258,233
Shipping and Transportation                                      147,089
Raw Materials                                                    184,657


                                                                $961,544
                                                                --------
                                                                --------

NOTE 5 - LONG-TERM DEBT

         Long-term debt consists of the following:


                                                            March 31, 2000
                                                           ---------------
Amounts due to shareholders of the subsidiary,
Payable in stock of the parent, at the then-current
Publicly traded, price, due in $100,000 installments
on May 15, 2000, 2001, and 2002.                               $300,000
Promissory notes, payable with accrued interest at
8% per annum, due on September 1, 2008.                         200,000
                                                               --------
                                                                500,000
Less current maturities                                         100,000
                                                               --------
                                                               $400,000
                                                               --------
                                                               --------

Annual maturities of long-term debt are as follows:


Quarter ended March 31, 2000
----------------------------
         2000                      $100,000
         2001                       100,000
         2002                       100,000
         2003                           -
         2004                           -
         Thereafter                 200,000
                                   --------
                                   $500,000
                                   --------
                                   --------

NOTE 6 - STOCKHOLDERS' EQUITY

         PRIVATE PLACEMENTS

         On January 10, 2000 the Company completed a private placement of 19,600 shares of common stock at $.50 per share for a total offering of $9,800.

         On January 12, 2000 the Company completed a private placement of 30,000 shares of common stock at $.50 per share for a total offering of $15,000.

         On January 31, 2000, 208,756 shares of common stock were issued pursuant to the conversion of the Convertible Notes with total $104,278 of unpaid principal and accrued interest.

         On February 14, 2000 the Company completed a private placement of 15,310 shares of common stock at $1.96 per share for a total offering of $30,000.

         On February 24, 2000 the Company completed a private placement of 3,112 shares of common stock at $2.25 per share for a total offering of $7,000.

         On February 24, 2000 the Company completed a private placement of 3,112 shares of common stock at $2.25 per share for a total offering of $7,000.

         On March 10, 2000 the Company completed a private placement of 10,668 shares of common stock at $1.875 per share for a total offering of $20,000.

         On March 16, 2000 the Company completed a private placement of 1,133,334 shares of common stock at $.35 per share for a total offering of $400,000.

         On March 23, 2000 the Company completed a private placement of 20,000 shares of common stock at $1.00 per share for a total offering of $20,000.

         COMPENSATORY SHARES

         On January 10, 2000, 80,000 shares of common stock were issued at $.50 per share, or $40,000, as compensation to Adam Barnett.

         On January 12, 2000, 16,654 shares of common stock were issued at $.50 per share, or $8,327, as compensation to Trevor Alfred.

         On February 1, 2000, 20,000 shares of common stock were issued at $1.00 per share, or $20,000, as compensation to Jennifer Casciorizzo.

         On February 22, 2000, 700 shares of common stock were issued at $1.50 per share, or $1,050, as compensation to Trevor Alfred.

         On February 28, 2000, 12,000 shares of common stock were issued at $2.25 per share, or $27,000, as compensation to IC Services.

         On March 10, 2000, 2,000 shares of common stock were issued at $1.875 per share, or $3,750, as compensation to Trevor Alfred.


         PREFERRED STOCK

         The Company is authorized to issue up to 6,000,000 shares of $5.00 par value convertible preferred stock. The rights and privileges of the shares will be determined by the Company's Board of Directors at the time of issuance. None of the shares have been issued.


NOTE 7 - COMMITMENTS

         RENT AND SERVICES AGREEMENT

         The Company has entered into an agreement with Villiers Capital Corporation ("Villiers") whereby Villiers has agreed to provide office space and various business services to the Company for a monthly fee of $15,000. The agreement had an initial one-year term that expired on May 28, 1999, and provides for automatic one-year renewals unless canceled by either party in writing. The Company's Chief Executive Officer/President/Director/Stockholder is a stockholder and director and the Interim Vice President of Finance and Administration/Director/Stockholder is a stockholder and officer, respectively, in Villiers.

         FINANCIAL ADVISORY SERVICES AGREEMENT

         The Company has entered into an agreement with Villiers Capital Partners, LLC ("VCP"), a wholly owned subsidiary of Villiers Capital Corporation, whereby VCP has agreed to provide corporate finance, investor relations, strategic and capital planning and other financial and management advice for a monthly fee of $3,500. The Agreement has an initial five-year term expiring October 31, 2003 and provides for automatic one-year renewals unless cancelled by either party in writing. In addition to the monthly fee, VCP will receive a commission for any funds they raise for the Company in accordance with the "Lehman" formula, which ranges from one to five percent of funds raised.

         EMPLOYMENT AGREEMENTS

         The Company has an employment agreement with the Chief Executive Officer/President/Director commencing on June 1, 1998 for five years ending on May 31, 2003. The agreement may be renewed for another five-year term at mutually agreed upon terms and conditions. Salaries for the five years are $150,000, $180,000, $240,000 $240,000 and $300,000. No salaries were paid during the years ended June 30, 1999 and 1998 (see Note 6). Bonuses for the five years of up to $80,000, $120,000, $120,000, $120,000 and $120,000 may be granted based upon the Company's performance against financial targets as determined by the board of directors. No bonuses were granted for the years ended June 30, 1999 and 1998. Ten-year warrants for common stock priced at $.05 are granted for the five years as follows: 1,000,000 warrants, 1,500,000, 1,500,000, 1,500,000, and
2,000,000. All warrants are issued as of the last day of the fiscal year beginning June 30, 1999. The number of warrants shall be adjusted for any splits or reverse splits of the Company's common stock.

         The Company has an employment agreement with the Interim Vice President of Finance and Administration/Director commencing on June 30, 1998 for an initial six-month term. The agreement shall automatically renew for successive six-month terms unless cancelled by either party. Monthly salaries for the first three six-month terms are $3,500, $5,000 and $5,000. No salaries were paid during the years ended June 30, 1999 and 1998 (see Note 6). Subsequent six-month terms shall be at a monthly salary of $7,500. Bonuses may be granted based upon the Company's performance against financial targets as determined by the board of directors. No bonuses were granted for the years ended June 30, 1999 and 1998. Ten-year warrants for common stock priced at $.05 shall be granted at the rate of 100,000 warrants per month issued on the first of each month beginning July 1, 1998. The number of warrants shall be adjusted for any splits or reverse splits of the Company's common stock.

         The Company has an employment agreement with its Vice President of Operations commencing on May 1, 1999 for four years at a salary of $7,500 per month.

         The Company has an employment agreement with its Vice President of Marketing commencing on September 1, 1999 for five years at a salary of $60,000 per annum, payable at the rate of $5,000 a month.


         WAREHOUSE LEASE

         The Company, through its subsidiary, leases 55,000 square feet of warehouse space from the Port of Pensacola, Florida. The Company has renewed this lease for a ten-year term expiring January 4, 2010.

         Minimum annual commitments under a non-cancelable lease in effect are as follows:

         YEAR ENDED JANUARY 4
         --------------------
                  2001                      $60,000
                  2002                      $65,000
                  2003                      $70,000
                  2004                      $75,000
                  2005                      $85,000
                  2006                      $90,000
                  2007                      $95,000
                  2008                      $100,000
                  2009                      $105,000
                  2010                      $110,000

         This guaranteed annual minimum would consist of the following fees - wharfage, dockage, handling, and stevedore - that would generate as the result of Southern Hardwoods having a presence at the Port. The wharfage rates in effect during the initial term of this lease shall be as follows: $1.40 for annual short tons from 1 to 30,000; $1.20 for annual short tons from 30,001 to 60,000; and $1.00 for annual short tons from 60,001 and greater.

NOTE 8 - INDUSTRY SEGMENTS

         The Company operates substantially in one industry segment as described in Note 1.

                                    EXHIBITS

      EXHIBIT NO.                      DESCRIPTION
      -----------                      -----------
          2.1*            CERTIFICATE OF INCORPORATION OF TIMBER
                          RESOURCES INTERNATIONAL, INC.

          2.2*            BY LAWS OF TIMBER RESOURCES INTERNATIONAL,
                          INC.

          2.3*            ARTICLES OF INCORPORATION OF SOUTHERN
                          HARDWOODS, INC.

          6.1*            BINDING LETTER OF INTENT - ACQUISITION OF
                          SOUTHERN HARDWOODS, INC.

          6.2*            U.S. DEPARTMENT OF AGRICULTURE IMPORT
                          PERIOD FOR PLANTS AND PLANT PRODUCTS -
                          SOUTHERN HARDWOODS, INC.

          6.3*            EXCLUSIVE PURCHASING AGREEMENT WITH
                          HARDWOODS LIMITED DATED NOVEMBER 1,
                          1999.

          6.4*            AGREEMENT FOR EXCLUSIVE DISTRIBUTION WITH
                          TIMBER PRODUCTS, S.A. AND TIMBER TRADERS,
                          S.A., INC. DATED DECEMBER 2, 1999

          6.5*            EXCLUSIVE PURCHASING AGREEMENT WITH
                          TIMBER TRADERS, S.A., INC. DATED JANUARY 4,
                          2000

          6.6*            LEASE BETWEEN SOUTHERN HARDWOODS, INC.
                          AND CITY OF PENSACOLA, FLORIDA DATED
                          NOVEMBER 18, 1999

         ----------------------------------
         * Previously filed

          6.7*            AGREEMENT FOR CERTAIN SERVICES AND
                          AMENITIES WITH VILLIERS CAPITAL CORPORATION
                          DATED MAY 28, 1998.

          6.8*            FINANCIAL ADVISORY AGREEMENT WITH VILLIERS
                          CAPITAL PARTNERS, LLC DATED NOVEMBER 1,
                          1998

          6.9*            EMPLOYMENT AGREEMENT WITH AZIZ HIRJI
                          DATED JUNE 1, 1998

          6.10*           EMPLOYMENT AGREEMENT WITH ANNA PETINOVA
                          DATED JUNE 1, 1998

          6.11*           EMPLOYMENT AGREEMENT WITH HENRY MIDDEN
                          DATED MAY 1, 1999

          6.12*           EMPLOYMENT AGREEMENT WITH PETER MAHARAJ
                          DATED SEPTEMBER 1, 1999

         27*              FINANCIAL DATA SCHEDULE

         -------------------------------------
         * Previously filed